As Filed with the Securities and Exchange Commission on July 18, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT
UNDER
 THE SECURITIES ACT OF 1933

ACETEX CORPORATION

(Exact name of Registrant as specified in its charter)

Alberta	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

750 World Trade Centre
999 Canada Place
Vancouver, British Columbia V6C 3E1
(604) 688-9600
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service)

Copies to:

Phyllis G. Korff, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036-6522 (212) 735-3000	David W. Ross, Esq. Burnet Duckworth & Palmer LLP 350 – 7th Avenue S.W. Calgary, Alberta T2P 3N9 (403) 260-0100

Approximate date of commencement of proposed sale of the securities to the public:

From time to time on or after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Shares	2,355,598	$4.19	$9,878,912.39	$799.20

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the Registrant's common shares on The Toronto Stock Exchange on July 17, 2003, converted to U.S. dollars using a factor of .75, which was the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on such date.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE:

THIS REGISTRATION STATEMENT HAS BEEN PREPARED ASSUMING THAT THE ACQUISITION OF AT PLASTICS INC. BY THE REGISTRANT HAS BEEN CONSUMMATED. THE REGISTRANT EXPECTS THAT THE ACQUISITION WILL BE CONSUMMATED ON OR AROUND AUGUST 5, 2003. IF THE ACQUISITION IS NOT CONSUMMATED THIS REGISTRATION STATEMENT WILL BE WITHDRAWN.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

ACETEX CORPORATION

2,355,598 Common Shares

2,355,598 shares of our common shares are being offered from time to time by the selling shareholders named in this prospectus. The selling shareholders acquired these shares in connection with our acquisition of AT Plastics Inc., which will occur on August 5, 2003. The common shares may be offered and sold from time to time by the selling shareholders through underwriters, dealers or agents or directly to one or more purchasers in fixed price offerings, in negotiated transactions, at market prices prevailing at the time of sale or at prices related to the market prices. The terms of the offering and sale of common shares in respect of which this prospectus is being delivered shall be set forth in a prospectus supplement. See "Plan of Distribution."

Our common shares are listed on the Toronto Stock Exchange under the symbol "ATX". On July 17, 2003, the last reported sale price for our common shares on the Toronto Stock Exchange was Cdn$5.86.

We will not receive any proceeds in connection with the common shares sold by the selling shareholders pursuant to this prospectus.

An investment in our common shares involves a high degree of risk. Before purchasing any common shares, you should consider carefully the risks described under "Risk Factors" beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offence.

UBS Investment Bank
JPMorgan

The date of this prospectus is July 18, 2003.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information contained in this prospectus may only be accurate as of the date of this prospectus.

References in this prospectus to "Acetex," "we," "us," and "our" refer to Acetex Corporation and its subsidiaries, unless otherwise specified.

i

THE COMPANY

Acetex is a leading integrated European producer and distributor of acetic acid, vinyl acetate monomer ("VAM"), polyvinyl alcohol ("PVOH") and other acetic acid derivatives, collectively referred to as "Acetyls". Acetyls are key chemical intermediates used in a wide variety of end use products, including paints, coatings, adhesives, beverage containers, detergents, textiles, pharmaceuticals and agrochemicals. Based on reported capacity, Acetex is the second largest producer of acetic acid, the third largest producer of VAM and one of the lowest-cost manufacturers of Acetyls in Europe, where the Company has historically generated approximately 90% of its sales. The Company attributes its favorable market position to (i) its low manufacturing costs stemming from its economies of scale and integrated manufacturing facilities, close proximity to its customers and natural gas supply, favorable methanol and natural gas supply contracts and technologically advanced production methods; (ii) its long-standing customer relationships; and (iii) the reliable and cost-effective service it provides to its customers. Acetex's customers, with many of whom Acetex enjoys long standing relationships, include large multi-national chemical companies, such as AKZO, Atofina, BASF, Dow Chemical Repsol, Rhodia and Vinamil.

* * *

Our principal executive offices are located at 750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1. Our telephone number is (604) 688-9600.

RECENT DEVELOPMENTS

Acetex has entered into a Combination Agreement with AT Plastics Inc. ("AT Plastics") which provides that, subject to regulatory approvals, financing and approval by AT Plastics' Shareholders by special resolution, AT Plastics will be amalgamated with a subsidiary of Acetex and each shareholder of AT Plastics will receive one-sixth of an Acetex share for each AT Plastics share held. Acetex has agreed to assume AT Plastics' employee stock option plans and also assume, subject to certain adjustments, outstanding warrants of AT Plastics. The Combination Agreement is subject to a break fee of $5,000,000 (or common shares in lieu) payable to Acetex if the board of directors of AT Plastics changes its recommendation in favor of the transaction or consummates a transaction with another party. A fee of $5,000,000 (or common shares in lieu) is payable by Acetex to AT Plastics where, under certain circumstances, Acetex does not waive its financing condition before September 30, 2003. There is a reduced break fee of $1,000,000 (or common shares in lieu) payable by one party to the other where a party terminates the agreement because of a breach of a representation or warranty of the other party. The Combination Agreement also provides that certain creditors of AT Plastics will be paid on closing for the principal amount of indebtedness plus an additional amount of $850,000.

The selling shareholders, which together own or exercise direction or control over 14,133,591 common shares of AT Plastics (representing approximately 28% of all outstanding common shares of AT Plastics), have agreed to vote in favor of the transaction provided that Acetex has complied with its covenants to such parties and has filed an application to register the Acetex shares to be received by such parties with the United States Securities and Exchange Commission on or before July 20, 2003. It is anticipated that the Selling Shareholders will hold approximately 6.96% of the issued shares of Acetex at the time Acetex acquires AT Plastics.

AT Plastics was incorporated under the Ontario Business Corporations Act ("OBCA") by certificate of incorporation dated March 14, 1989. AT Plastics' only operating subsidiaries are wholly-owned North Carolina incorporated AT Plastics Corporation and wholly-owned Alberta incorporated Alberta Ag-Industries Ltd.

AT Plastics develops and manufactures specialty plastic resins and film products for a number of niche end markets in North America and around the world. Through unique process engineering, AT Plastics has developed proprietary and patented processes designed to meet evolving customer requirements for high quality, specialized products and services. Operating from an engineering and manufacturing facility in Edmonton, Alberta, Canada AT Plastics produces specialty plastic resins and compounds for applications such as thermal laminating, hot-melt adhesives, automotive products, packaging, as well as medical and film products for horticultural markets.

Concurrent with the acquisition, the Company anticipates completing an increase to its existing bond indenture, to raise a face amount of approximately $75 million bearing interest at 10-7/8% per annum maturing in August 2009. It is assumed that the bonds will be sold at a 10% premium, reflecting the market price of the Company's existing bonds. Estimated costs associated with the offering, including commissions and other direct costs, are $3.75 million. Net proceeds of $78.0 million will be applied, together with cash on hand, to the repayment of term debt and related interest and fees of AT Plastics.

RISK FACTORS

You should carefully consider the following risks and all other information contained in this prospectus before purchasing our common shares. If any of the following risks occur, our business, results of operations and financial condition could be seriously harmed, the market price of our common shares could decline, and you could lose all or part of your investment.

Demand for some of our products is cyclical and we may experience prolonged depressed market conditions for our products.

Acetex's business consists of the production and sale of Acetyls. Historically, the prices of these products have been cyclical and sensitive to worldwide supply relative to demand, the level of general business activity and the availability and the price of methanol and natural gas, the principal feedstocks. In the past, Acetex's products have experienced alternating periods of market tightness, resulting in higher prices, and periods of oversupply, resulting in lower prices.

The following table provides an overview of the Company's average gross selling prices per tonne for acetic acid and VAM for the periods indicated:

	Years Ended December 31,					Six Months Ended June 30, 2003
	1998	1999	2000	2001	2002
Acetic acid	$394	$310	$361	$376	$347	$436
VAM	$594	$534	$682	$680	$578	$748

According to ICIS-LOR, the northwest European contract prices for acetic acid and VAM in the second quarter of 2003 were 13.4% and 11.8% higher, respectively, than in the first quarter of 2003. The prices for Acetex products are expected to continue to fluctuate in the future, and any prolonged or severe softness in the market for any of its principal products will adversely affect the Company's results of operations and financial condition.

The industries in which we compete are highly competitive and we may not be able to compete effectively with our competitors that are larger and have greater resources.

The chemical businesses in which Acetex and AT Plastics operate are highly competitive. Competition is based on a number of factors, including reliability of supply, proximity to customers, process technology and price. Acetex competes primarily with large European chemical companies, such as BP and Celanese, and, to a lesser extent, with United States producers. AT Plastics competes primarily with large US chemical companies such as Dupont, Exxon and Equistar. Many of Acetex's and AT Plastics' competitors have significantly greater financial and technological resources than Acetex and AT Plastics and have access to captive raw materials sources. These competitors may be able to respond more quickly than Acetex to new or emerging technologies or changes in customer requirements. In Europe, import tariffs of 6.6% and 6.1% in 2002 for acetic acid and VAM, respectively, are scheduled to decrease every year, reaching 5.5% for 2005 when the tariff will become fixed. This reduction in import duties will reduce the advantage of European producers over their American counterparts selling to customers in Europe. In addition, recent technological developments may increase the level of competition in the acetyl and polyethylene industries by enabling our competitors to increase the operating capacity of their existing plants or reducing their cost of production and by enabling new producers to enter the market. Increased competition could adversely affect the Company's results of operations and financial condition.

Our business may be adversely affected by international operations.

The Company is a holding company incorporated in Alberta, Canada, with subsidiaries that operate production facilities in France and Spain. International operations are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, national and regional labor strikes, political risks and risks of increases in duties, taxes and governmental royalties, as well as changes in laws and policies governing operations of foreign-based companies. In addition, earnings of foreign subsidiaries and intercompany payments are subject to foreign income tax rules that reduce cash flow available to meet required debt service and other obligations of Acetex.

Moreover, because Acetex and AT Plastics derive a substantial portion of their revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to Acetex may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. Acetex has organized its holding company and group structure and its operations in part based on certain assumptions about various tax (including, among others, income tax and withholding tax) laws, foreign currency exchange and capital repatriation laws and other relevant laws of a variety of jurisdictions. While Acetex believes that such assumptions are correct, there can be no assurance that foreign taxing or other authorities will reach the same conclusion. If such assumptions are incorrect, or if such foreign jurisdictions were to change or modify such laws or the current interpretation thereof, Acetex may suffer adverse tax and financial consequences that could substantially reduce the funds that can be transferred to the Canadian parent company.

Our business may be adversely affected by fluctuations in currency exchange rates.

Fluctuations in the exchange rate between the United States dollar and the Euro and between U.S. and Canadian dollars can have an effect on Acetex and AT Plastics revenues, cash flows and earnings. The products manufactured by Acetex and AT Plastics and the principal raw materials that both use in the course of production are globally traded products, the prices of which are linked to the prices charged for such products by United States producers. Accordingly, fluctuations in the value of the U.S. dollar affect the prices charged by Acetex and AT Plastics for their products and the prices both companies pay for their principal feedstocks. In addition, because a significant portion of Acetex's and AT Plastics' sales, cost of goods sold and other expenses are denominated in Euros and Canadian dollars, respectively, Acetex and AT Plastics have a translation exposure to fluctuations in the Euro and the Canadian dollar, respectively, against the U.S. dollar. These currency fluctuations could have a material impact on Acetex and AT Plastics as increases in the value of the Euro or the Canadian dollar relative to the U.S. dollar have the effect of increasing the U.S. dollar equivalent of cost of goods sold and other expenses with respect to Acetex and AT Plastics production facilities.

Our business is dependent upon manufacturing facilities at our Pardies and Edmonton plants.

Acetex and AT Plastics manufacturing facilities contain sophisticated manufacturing equipment. In the event of a major disruption in the operations of any of their plants, such plants may not be able to recommence operations for an extended period of time. While Acetex and AT Plastics maintain property damage and business interruption insurance, there is no assurance that the losses incurred due to such a disruption will not exceed the insurance.

As of June 30, 2003, all of Acetex's acetic acid and approximately 76% of its VAM was produced at the Pardies Plant, which accounted for more than 80% of Acetex sales for the LTM period. Significant unscheduled downtime at the Pardies Plant due to equipment breakdowns, interruptions in the supply of methanol or natural gas, work stoppages due to labor problems, power failures, natural disasters, the need to comply with directives of government agencies or any other cause, including the normal hazards associated with the use of methanol and natural gas and the production of acetic acid and VAM, could materially adversely affect Acetex's results of operations and financial condition. For example, in 1996, the Pardies Plant was shutdown for three weeks due to an equipment breakdown and at the end of 1999, the plant was closed down for six days as a result of a strike-lockout triggered by French labor law changes reducing the number of employee working hours. Acetex's operations at Pardies are also subject to various hazards incident to the production of chemicals, including the use, handling, processing, storage and transportation of certain hazardous materials. These hazards, which include the risk of explosions, fires and chemical spills or releases, can cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage, suspension of operations and potentially subject Acetex to lawsuits relating to personal injury and property damages. Although Acetex maintains insurance, including business interruption insurance, that it considers to be adequate under the circumstances, there can be no assurance that Acetex will not incur losses beyond the limits or outside the coverage of its insurance.

In 1999, AT Plastics completed an expansion of its Edmonton copolymer facility. Initial start-up of production at the new copolymer reactor at Edmonton took place in November 1998 and the facility achieved commercial production during the first quarter of 1999. However, production and startup difficulties delayed achieving satisfactory operations until the end of the third quarter of 1999. During its first year of operation, the new reactor at the Edmonton copolymer facility experienced a number of brief outages. Early in 2000, the facility experienced performance issues with its new 5R reactor. However, in the second half of the year monthly performance records on all reactors in the Edmonton facility were achieved as AT Plastics fine-tuned the new equipment. During 2002, AT Plastics made technical improvements to the 5R reactor which permitted more flexible production planning and a facility more responsive to changing market demands. Renewed difficulties with the 5R reactor, however, or other difficulties relating to the Edmonton copolymer facility may potentially subject AT Plastics to decreased productivity and lawsuits.

Our business is dependent upon relationships with key customers and key suppliers.

Acetex's largest customers account for a significant percentage of its revenues. For 2002, two companies each accounted for approximately 12% of Acetex's total sales. For the same period, ten companies accounted for approximately 52% of Acetex sales. Although Acetex believes its relationships with its largest customers are good, the loss of a material amount of sales to any of these customers could materially adversely affect Acetex. In addition, consolidation of Acetex's customers could materially adversely affect Acetex's results of operations and financial condition. Acetex relies on one company to supply its natural gas requirements and upon one company to supply a substantial portion of its methanol requirements. Although Acetex enjoys long-term contracts with both of these companies, the failure of either of the suppliers to perform as obligated by their respective contracts could have material adverse effects on Acetex.

Similarly, during the year ended December 31, 2002, approximately 32.5% of AT Plastics' total sales were derived from four customers. The loss of these customers could have a material adverse effect on AT Plastics. AT Plastics has entered into supply agreements with certain of its suppliers. In particular, AT Plastics has entered into a long-term supply agreement with NOVA Chemicals Corp. The loss of a major supplier could, in the short term, adversely affect AT Plastics' business until alternative supply arrangements are secured. In addition, there is no assurance that an alternate supply can be arranged on terms favorable to AT Plastics.

Our business is dependent upon maintaining good labor relations with the workers at our plants in Europe and Alberta.

At December 31, 2002, Acetex had a total of 546 employees, with 403 located in France, 126 located in Spain and the balance located in Acetex's sales offices and Canadian head office. All Acetex employees in France and Spain are covered by chemical workers' collective bargaining agreements. Acetex employees in France are represented by three French labor unions, the Confédération Générale du Travail, the Confédération Française Démocratique du Travail and the Confédération Générale des Cadres and Acetex employees in Spain are represented by two Spanish labor unions, the Comisiones Obreras and Union General de Trabajadores. Any labor problems such as prolonged work stoppages due to labor strikes at any one of our principal manufacturing facilities may have an adverse effect on Acetex's results of operations and financial condition. In addition, Acetex can also be indirectly affected by labor problems at other sites; for example, significant work disruption at any major transportation centers or at any major raw material supplier's facilities may adversely affect Acetex. As of December 31, 2002, AT Plastics had a total of 416 full-time employees, with 305 in operations functions in Edmonton, 35 in sales and marketing throughout North America and the balance in service and corporate functions primarily in Edmonton and the Canadian head office in Brampton, Ontario. AT Plastics employees are represented by the Edmonton and Westlock local branches of the Communication, Energy & Paperworkers Union. AT Plastics has not experienced strikes, slow downs or work stoppages in the last 40 years and AT Plastics believes that its relationship with its employees is satisfactory. AT Plastics' current labor agreement expires in February 2004, with negotiations slated to begin in the fall of 2003. There can be no assurance that Acetex and AT Plastics will not experience significant labor problems in the future.

Our business may be adversely affected by the supply and price volatility of methanol and natural gas and ethylene.

Acetex's profitability depends largely on the price and continuity of supply of methanol and natural gas. Acetex obtains a significant portion of its methanol requirements under a long-term fixed price supply contract with Saturn Methanol Trinidad LLC ("Saturn") extending until 2010. Acetex obtains substantially all of its natural gas requirements pursuant to a contract with Gaz du Sud Ouest ("GSO"), which expires on December 31, 2003. Acetex expects to renew these contracts on an annual basis going forward. If Acetex's suppliers of methanol and natural gas were unable to meet their obligations under present supply arrangements or if a natural gas contract with GSO were not available to Acetex, Acetex could be required to incur increased costs for its raw materials which could make it uneconomic for Acetex to continue to run the Pardies Facility. Under the Saturn agreement, Acetex has agreed to purchase an amount of methanol, which currently represents close to half of its annual requirements, from Saturn at a fixed price for the duration of the contract. Acetex purchases the remainder of its methanol from other suppliers at prices based on a blend of published European quarterly contract prices and spot prices. The price of methanol historically has been cyclical and, in recent periods, highly volatile. In addition, the price we may be obligated to pay under the Saturn contract from time to time may be higher than the then current market price. Acetex believes that the outlook for world methanol prices is for decreases as new production comes on-line and U.S. natural gas prices decline from record high levels. Because methanol and natural gas account for a substantial percentage of Acetex's total production costs, Acetex's ability to pass on increases in such costs will have a significant impact on Acetex's profitability. The ability to pass on increases in methanol and natural gas costs is, to a large extent, dependent on market conditions. Because of the large volume of purchases of methanol and natural gas, any increase in price of or any shortage in the availability of either feedstock or a shortage in the availability of methanol would adversely affect Acetex's results of operations and financial condition.

Amounts paid for raw materials, particularly ethylene (which is linked in part to natural gas prices) represent the largest components of AT Plastics' variable costs. The cost of these materials is subject to market fluctuations caused by factors beyond AT Plastics' control. Significant increases in the costs of raw material or other variable costs, to the extent that AT Plastics is not able to pass these along to customers in the prices for its products, could materially and adversely affect AT Plastics' business, results of operation and financial condition. In 1999, AT Plastics entered into a 15-year ethylene supply agreement for approximately 135,000 tonnes per year under a partial take or pay" arrangement. In the event AT Plastics' ethylene requirements decrease, AT Plastics will be forced to purchase ethylene in excess of its needs or pay a penalty.

Factors which have caused volatility in raw materials prices in the past and which may do so in the future include: shortages of raw materials due to increasing demand (due to growing uses or new uses); capacity constraints (due to construction delays, strike action or involuntary shutdowns); the general level of business and economic activity; and the direct or indirect effects of governmental regulation, political factors, war or other outbreak of hostilities. While we attempt to match raw material price increases with corresponding product price increases, we are not able to immediately raise product prices and, ultimately, our ability to pass on increases in the cost of raw materials to our customers is greatly dependent upon market conditions.

Our business may be adversely affected by future acquisitions.

One of the key elements in Acetex's strategy is to pursue selective expansion opportunities, including the acquisition of chemical businesses which could be expected to enhance Acetex operations and profitability. There is considerable competition within Acetex's industry for suitable acquisition targets. There can be no assurance that suitable acquisition candidates will be identified or that Acetex will be able to finance or complete transactions that it selected. In addition, there can be no assurance that any such acquisitions will be profitable or be successfully integrated into Acetex operations, that such integration will not divert management resources or that such acquisition and integration will not have an adverse effect on Acetex results of operations or financial condition.

Our business may be subject to significant influence by our principal shareholder.

Brooke N. Wade, Chairman of the Board, Chief Executive Officer and a director of Acetex, directly holds 30.5% of the voting shares of Acetex and following the consummation of the AT Plastics acquisition will hold 23.77%. Kenneth E. Vidalin, President and Chief Operating Officer of Acetex, directly holds 9.9% of the voting shares of Acetex and following the consummation of the AT Plastics acquisition will hold 7.5%. See "Securities Ownership of Certain Beneficial Owners". As a result, Mr. Wade may be able to determine the outcome of certain corporate actions requiring common shareholder approval, including, among other things, the election of the Board of Directors.

Our business is dependent upon key personnel and may be adversely affected by the loss of such key personnel.

Acetex believes that its ability to implement its strategy of pursuing selective expansion opportunities is dependent on the services of Messrs. Wade and Vidalin, the Chairman and Chief Executive Officer and the President and Chief Operating Officer, respectively, of Acetex. In addition, Acetex and AT Plastics operations depend, in part, upon the continued services of certain key employees. The loss of Messrs. Wade or Vidalin or such key employees could adversely affect our results of operations and financial condition.

We are subject to many environmental regulations and this may result in unanticipated costs or liabilities.

Acetex and AT Plastics operations are subject to a wide variety of environmental laws and regulations, including French, Spanish and Canadian laws concerning air quality, hazardous and solid wastes, chemical management, water quality, and the remediation of environmental pollution. Acetex and AT Plastics' subsidiaries hold various environmental permits for operations at the Pardies, Tarragona, Guardo and Roussillon Plants and Edmonton, respectively and are required to conduct their operations in accordance with conditions specified in these operating permits. Plant expansions are also subject to securing environmental operating permits. All such permits are subject to revocation, modification and renewal. Environmental, health and safety requirements provide for substantial fines and criminal sanctions for violations. However, the operation of any chemical manufacturing plant entails risk of adverse environmental effects and there can be no assurance that material costs or liabilities will not be incurred to rectify any such damage.

Each of Acetex and AT Plastics has made and will continue to make the necessary capital expenditures for environmental remediation and compliance with applicable environmental requirements. Acetex and AT Plastics believe that compliance with current environmental requirements will not have a material adverse effect on their future rate of capital expenditures, financial condition or results of operations. However, environmental requirements have changed rapidly in recent years and are expected to evolve rapidly in the future. It is also possible that remedial activities, if required, could interfere with manufacturing operations. We cannot predict with certainty the ultimate costs to come into compliance with changing regulatory standards under environmental laws and the time period during which such costs are likely to be incurred. To meet changing licensing and regulatory standards, Acetex and AT Plastics may be required to make additional significant site or operational modifications, potentially involving substantial expenditures to repair or upgrade facilities, or the reduction or suspension of certain operations.

Our business is dependent upon development of new products and may be adversely affected if we are unsuccessful in developing such new products.

Acetex's and AT Plastics' operating results depend significantly on the development of commercially viable new products, product upgrades and applications and production technologies. Both companies have made strategic technology investments in order to develop these capabilities.

Since the early 1990's, metallocene catalysts have been developed for use in manufacturing polyethylenes with improved physical properties. As the cost of manufacturing metallocene catalysts has fallen, a second generation of metallocene-based linear low density polyethylene polymers ("LLDPEs") offering improved performance characteristics over standard LLDPE commodity resins have come to market. The majority of the metallocene polyethylene products currently sold have replaced commodity polyethylenes, principally LLDPEs used in the flexible packaging market. Metallocene-based catalyst technology is expected to have a significant impact on the polyethylene and polypropylene markets if, as expected, the cost of metallocene production continues to decrease and new applications suitable for metallocene use are developed. A number of metallocene products enjoy cost and performance advantages over competing commodity products, particularly in the area of flexible packaging products, and metallocene LLDPEs often offer better performance at lower cost than their competitors. Based on current research work being conducted in the polymers industry, AT Plastics' management believes it unlikely that a new metallocene-based process will be developed and commercialized to economically manufacture EVA copolymers. However, if new metallocene-based processes are ever developed and commercialized to economically manufacture products to compete with EVA copolymers or other products that AT Plastics offers, AT Plastics sales may be adversely affected.

Terrorist attacks and other attacks or acts of war may adversely affect the markets in which we operate, our operations and our profitability.

The attacks of September 11, 2001 and subsequent events, including the military action in Iraq, have caused instability in financial markets and have led and may continue to lead to, further armed hostilities, prolonged military action in Iraq, or further acts of terrorism worldwide, which could cause further instability in financial markets. Current regional tensions and conflicts in various OPEC member nations, including the current military action in Iraq, have caused and may continue to cause, escalated raw material costs, specifically raising the prices of oil and gas, which affects our operations. In addition, the uncertainty surrounding the current military action in Iraq and the threat of further armed hostilities or acts of terrorism may impact any or all of our physical facilities and operations, or those of our clients or suppliers. Furthermore, terrorist attacks, subsequent events and future developments in any of these areas may result in reduced demand from our clients for our products. These developments will subject us to increased risks and, depending on their magnitude, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We carry insurance coverage on our facilities of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We continue to monitor the state of the insurance market in general and the scope and cost of coverage for acts of terrorism in particular, but we can not anticipate what coverage will be available on commercially reasonable terms in future policy years. Currently, AT Plastics does not carry terrorism insurance coverage.

If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged facilities, as well as the anticipated future revenues from those facilities. Depending on the specific circumstances of each affected facility, it is possible that we could be liable for indebtedness or other obligations related to the facility. Any such loss could materially and adversely affect our business, financial condition, results of operations or cash flows.

The significant price volatility of energy costs may result in increased costs to our business.

The profitability of Acetex and of AT Plastics depends largely on the price and continuity of supply of various energy types. The ability to pass on increases in energy costs is, to a large extent, dependent on market conditions. Any increase in energy prices or a shortage in energy availability would adversely affect our results of operations and financial condition, and those of AT Plastics.

Factors which have caused volatility in energy prices in the past and which may do so in the future include: shortages due to increasing demand; production constraints on energy producers (due to construction delays, strike action and voluntary or involuntary production shutdowns and slowdowns); the general level of business and economic activity and the direct or indirect effects of governmental regulation, political factors, war or other outbreak of hostilities. In addition, the current events in the Middle East may have an effect on world energy costs. While we attempt to match energy price increases with corresponding product price increases, we are not able to immediately raise product prices and, ultimately, our ability to pass on increases in the energy costs to our customers is greatly dependent upon market conditions.

Risks Related to the AT Plastics Acquisition

We have limited information concerning AT Plastics and it may have liabilities or obligations that are not adequately reflected in its historical financial statements.

In connection with the AT Plastics Acquisition, we have conducted a limited review of information available to us regarding AT Plastics. However, we have been unable to perform a complete review of the past activities and financial performance of AT Plastics. Prior to our acquisition, AT Plastics may have incurred contractual, financial, regulatory, environmental or other obligations and liabilities that may impact us in the future and that are not currently adequately reflected in the historical financial statements of AT Plastics or otherwise known to us. In addition, we have received limited warranties with respect to these obligations and liabilities from AT Plastics. Any such material obligation or liability could have a material adverse effect on our business, financial condition and results of operations.

The AT Plastics Acquisition may result in increased environmental costs and liabilities.

AT Plastics' operations and properties are subject to environmental regulation. Such regulation can result in increased compliance costs and the risk of penalties for environmental violations. AT Plastics' operations, including past disposal practices, may subject AT Plastics to additional potential liabilities relating to the investigation and potential clean-up of possibly contaminated properties and to potential claims alleging personal injury. We cannot assure you that AT Plastics' environmental liabilities will not exceed our estimates and that the protections offered by the Canadian Agreement to be sufficient to address these potential liabilities.

Risks Related to this Offering

We are permitted to prepare the documents that we incorporate by reference in this prospectus in accordance with Canadian disclosure standards, which are different from those of the United States.

Under the U.S./Canada Multijurisdictional Disclosure System, or MJDS, we are permitted to prepare the documents that we incorporate by reference in this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. In addition, we prepare our financial statements in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, and they are subject to Canadian generally accepted auditing standards. As a result, our financial statements may not be comparable to financial statements of U.S. companies.

Because we are a Canadian company, it may be difficult for you to enforce against us liabilities based solely upon the federal securities laws of the United States.

We are organized under the laws of the Province of Alberta and our head office is in Vancouver, British Columbia, Canada. Many of our directors, controlling persons, officers and the experts named in this prospectus are residents of Canada, and a substantial portion of their assets and a majority of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the directors, controlling persons, officers and the experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the federal securities laws of the United States. There is doubt as to the enforceability in Canada against us or against any of our directors, controlling persons, officers or experts who are not residents of the United States of original actions or actions for enforcement of judgments of United States courts of liabilities based solely upon the federal securities laws of the United States.

Because we have substantial indebtedness you may lose all of your investment.

Acetex's high degree of leverage will have important consequences to its shareholders. In particular, (i) the ability of Acetex to obtain additional financing in the future for working capital, acquisitions and capital expenditures may be impaired; (ii) a substantial portion of Acetex's anticipated cash flow from operations will be required for the payment of Acetex's interest expense and repayment obligations and will not be available to fund working capital requirements, acquisitions and capital expenditures; (iii) Acetex may be placed at a competitive disadvantage and made more vulnerable to downturns in general economic conditions or in its business, which historically has been relatively sensitive to changes in general economic conditions and (iv) Acetex's flexibility in planning for, or reacting to, changes in its business and the chemical industry will be limited.

Our ability to meet our debt service obligation depends on many factors.

The ability of Acetex to meet its debt service obligations will depend on the future operating performance and financial results of Acetex's operating subsidiaries, which will be subject in part to factors beyond the control of Acetex, such as interest rates, prevailing economic conditions and financial, business and other factors including the cost of methanol and natural gas. If Acetex is unable to generate sufficient cash flow in the future to service its debt, it may be required to refinance all or a portion of its debt, obtain additional financing, sell certain of its assets or reduce capital expenditures. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained, nor can there be any assurance as to the timing of any such asset sales or the proceeds which Acetex could realize therefrom.

Acetex is a holding company that conducts all of its operations through subsidiaries, and its ability to make debt service payments is dependent upon the operations of its subsidiaries. A subsidiary's ability to pay dividends or make other distributions to its shareholders is limited by local corporate laws, may be further limited in some jurisdictions by other applicable laws (including tax laws) and generally is subject to the availability of funds that are legally available for the payment of dividends or other distributions.

We are subject to numerous financial covenants.

The terms and conditions of our financing arrangements contain numerous financial and operating covenants that, among other things, limit the ability of Acetex and its restricted subsidiaries to (1) incur additional indebtedness, (2) repurchase or redeem capital stock, (3) create liens or other encumbrances, (4) redeem debt that is junior in right of payment to the notes, (5) make certain payments and investments, including dividend payments, (6) enter into sale/leaseback transactions, (7) sell or otherwise dispose of assets, (8) merge or consolidate with other entities or (9) engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. Agreements governing future indebtedness could also contain significant financial and operating restrictions. Our ability to comply with these restrictions may be affected by factors beyond our control. A failure to comply with the obligations contained in our indenture could result in an event of default under the indenture and acceleration of debt under other instruments that may contain cross-acceleration or cross default provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments.

We may be required to repay our debt upon a change of control.

Upon the occurrence of certain change of control events, each holder of our notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest and premium, if any. Our ability to repurchase the notes upon a change of control may be limited by the terms of our other debt agreements and by our cash-flow. Any requirement to offer to purchase any outstanding notes may result in our having to refinance our outstanding indebtedness, which we may not be able to do. In addition, even if we were able to refinance such indebtedness, such financing may not be on terms favorable to us.

There is no established market in the United States for the common shares of Acetex and a market in the United States for the common shares may be illiquid.

Our common shares will not be listed on any stock exchange in the United States and we cannot assure you that a liquid market will develop for the common shares in the United States, and that you will be able to sell your common shares at a particular time in the United States or that the prices you will receive when you sell will be favorable.

CAPITALIZATION

The following table sets forth the consolidated cash and consolidated capitalization of the Company as of June 30, 2003 prepared in accordance with US GAAP (i) on an historical basis and (ii) on a pro forma basis after giving effect to the AT Plastics Acquisition and to the offering of the notes and the use of the proceeds therefrom. This table should be read in conjunction with note 14 to the consolidated financial statements and notes to the pro forma consolidated financial statements, of the Company.

	As of June 30, 2003
	Actual	Pro Forma
	(dollars in thousands)
Cash and cash equivalents	$71,438	$54,137
Long-term debt
10 7/8% senior notes due 2009	$190,000	$271,750
Other, including capital leases	—	35,850
	190,000	307,600
Shareholders' equity
Common stock	63,640	103,011
Authorized: unlimited number
Issued: 25,496,864 common shares
Additional paid-in capital	607	2,274
Deficit	(13,033)	(13,033)
Accumulated other comprehensive income	(27,251)	(27,251)
Total shareholders' equity	23,963	65,001
Total capitalization	$213,963	$372,601

SPECIAL NOTE REGARDING FORWARD LOOKING INFORMATION

The statements contained in this prospectus that are not historical facts are or may be deemed to be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by the use of forward-looking terminology such as "believes", "estimates", "intends", "expects", "may", "will", "should" or "anticipates" or the negative or other variation of these or similar words, or by discussion of strategy or risks and uncertainties. In addition, from time to time we or our representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in various filings that we make with the Securities and Exchange Commission, or SEC, or press releases or oral statements made by or with approval of one of our authorized executive officers. Forward-looking statements in this prospectus include, among others, statements regarding:

•	our anticipated growth and business strategies;
•	anticipated trends and conditions in the chemical industry;
•	our future capital needs;
•	the cost and availability of raw materials; and
•	our ability to compete.

These statements are only present expectations. Actual events or results may differ materially. Factors that could cause such a difference include those discussed under the heading "Risk Factors" in this prospectus.

We undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus.

PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE DATA

Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements, these principles conform in all material respects with generally accepted accounting principles in the United States, or U.S. GAAP, except as described in the notes to our audited consolidated financial statements, which form part of our Form 40F and are incorporated herein by reference

We have included in this prospectus the consolidated financial statements of AT Plastics, which we acquired on August 5, 2003, together with unaudited pro forma consolidated financial information that illustrates on a pro forma basis the effects of our acquisition of AT Plastics and the concurrent notes financing on our consolidated financial statements. AT Plastics' consolidated financial statements are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP. To the extent applicable to AT Plastics' consolidated financial statements, these principles conform in all material respects with U.S. GAAP, except as described in notes to AT Plastics' consolidated financial statements. The unaudited pro forma financial information included in this prospectus is reported in U.S. dollars, has been prepared in accordance with Canadian GAAP, and has been reconciled to U.S. GAAP as set forth in notes to the unaudited pro forma financial information.

In this prospectus, except where otherwise indicated, all dollar amounts are expressed in U.S. dollars, references to "$" are to United States dollars and references to "Cdn$" are to Canadian dollars. The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	Year Ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
Low	0.6410	0.6241	0.6200	0.6200	0.6349
High	0.6969	0.6697	0.6619	0.6342	0.6822
Period End	0.6669	0.6279	0.6329	0.6267	0.6805
Average	0.6732	0.6457	0.6369	0.6271	0.6623

The following table sets forth, for each of the last six months, the low and high exchange rates and the exchange rate at the end of the month for Canadian dollars expressed in United States dollars, based on the inverse of the noon buying rate:

	January	February	March	April	May	June
Low	0.6349	0.6530	0.6709	0.6737	0.7032	0.7263
High	0.6570	0.6720	0.6822	0.6976	0.7437	0.7491
End of Month	0.6542	0.6720	0.6805	0.6976	0.7293	0.7375

On July 17, 2003, the inverse of the noon buying rate was US$0.7156 = Cdn$1.00.

WHERE YOU CAN GET MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the U.S. Securities Act with respect to the common shares described in this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information set forth in that registration statement and its exhibits. For further information with respect to us and our common shares, you should consult the registration statement and its exhibits.

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulators in each of the provinces of Canada. Under the MJDS, we are permitted to prepare these reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

We file annual reports with the SEC on Form 40-F, which includes:

•	our Canadian Annual Information Form;
•	Management's Discussion and Analysis of Financial Condition and Results of Operations;
•	our consolidated financial statements, which have been prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP; and
•	other information specified by the Form 40-F.

We also furnish the following types of information to the SEC under cover of Form 6-K:

•	material information we otherwise make publicly available in reports that we file with regulatory authorities in Canada;
•	material information that we file with, and which is made public by, the Toronto Stock Exchange; and

•	material information that we distribute to our shareholders in Canada.

You may read and copy any document we file with, or furnish to, the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the same document from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that we file or furnish electronically with it.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" into this prospectus the documents we file with, or furnish to, them, which means that we can disclose important information to you by referring you to these documents. The information that we incorporate by reference into this prospectus forms a part of this prospectus, and information that we file later with the SEC automatically updates and supersedes any information in this prospectus. We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 40-F for the fiscal year ended December 31, 2002 dated March 31, 2003 as amended in Form 40-F/A dated April 29, 2003; and
•	our Reports on Form 6-K, dated March 6, 2003 (as amended by form 6K/A dated March 6, 2003), April 29, 2003, July 2, 2003 and July 17, 2003.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the common shares offered by this prospectus are incorporated by reference into this prospectus and form part of this prospectus from the date of filing or furnishing of these documents. Any documents that we furnish to the SEC on Form 6-K subsequent to the date of this prospectus will be incorporated by reference into this prospectus only to the extent specifically set forth in the Form 6-K.

Any statement contained in a document that is incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus, modifies or supersedes that statement. The modifying or superseding statement does not need to state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

Upon request, we will provide, without charge, to each person who receives this prospectus, a copy of any or all of the documents incorporated by reference (other than exhibits to the documents that are not specifically incorporated by reference in the documents). Please direct written or oral requests for copies to our Secretary at 750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1. Our telephone number is (604) 688-9600.

USE OF PROCEEDS

We will not receive any of the proceeds from the common shares sold by the selling shareholders. We have agreed to pay all expenses in connection with the registration of the common shares offered by the selling shareholders. Normal underwriting commissions and brokers fees, however, as well as any applicable transfer taxes and other selling expenses, are payable by the Selling Shareholders.

The following table sets forth expenses payable by us in connection with the registration of the common shares. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission registration fee	US$	786
Legal fees and expenses		$100,000
Accounting fees and expenses		$25,000
Miscellaneous		$1,000
Total	US$	126,786

DIVIDEND POLICY

Acetex has never paid dividends on its common stock and is restricted in its ability to pay dividends pursuant to the terms of its $190 million 10 7/8% Senior Notes due 2009.

MARKET HISTORY

Acetex common shares are traded on the TSX under the symbol "ATX". The following table sets forth for the calendar periods indicated the high and low closing sale prices for Acetex common shares as reported on the TSX in Canadian dollars.

Period	High	Low
1999	$10.00	$2.00
2000	10.50	4.85
2001	10.50	5.50
2002	7.00	3.00
2003 (to July 17)	7.40	4.80

DESCRIPTION OF SHARE CAPITAL

Common Shares

The authorized capital of Acetex consists of an unlimited number of common shares. Each common share is entitled to a pro rata share of dividends if and when declared by the board of directors, a pro rata share of assets of the Corporation distributed on its winding-up and to one vote at all meetings of shareholders.

Registration Rights

Acetex entered into a registration rights agreement with Perry Partners L.P. and Perry Partners International, Inc. on June 27, 2003. This agreement contemplates that Acetex will proceed to register the Shares of Acetex to be acquired by Perry Partners L.P. and Perry Partners International, Inc. by filing an F-3 no later than July 20, 2003. The agreement also provides Perry Partners L.P. and Perry Partners International, Inc. with demand and piggy back registration rights.

Ownership Restrictions

There is no law or government decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by our charter or other charter documents on the right of a non-resident to hold or vote our common shares, other than as provided by the

Investment Canada Act, the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act. The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," each as defined in the Investment Canada Act. In general, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

Transfer Agent and Registrar

The Canadian transfer agent and registrar for our common shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario.

INCOME TAX CONSIDERATIONS

The following summaries are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any particular holder of warrants or common shares. Accordingly, holders should consult their own tax advisors for advice with respect to the income tax consequences to them of acquiring, holding and disposing of common shares and warrants having regard to their own particular circumstances.

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to shareholders not resident in Canada who, for purposes of the Tax Act and at all relevant times, hold their common shares as capital property and deal at arm's length and are not and will not be affiliated with Acetex.

This summary is based on the Tax Act, the regulations thereunder and our understanding of the current published administrative practices and policies of the Canada Customs and Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account or anticipate any other changes in income tax law whether by legislative, judicial, governmental or administrative action or decision.

This summary is applicable to a holder of common shares who, for purposes of the Tax Act, is not and will not be a resident or deemed to be a resident of Canada at any time and whose common shares will not be "taxable Canadian property" for purposes of the Tax Act. Generally, common shares will not be taxable Canadian property of a non-resident shareholder at a particular time provided that (i) the holder does not use or hold (and is not deemed to use or hold) such shares in connection with carrying on a business in Canada, (ii) the shares are listed on the Toronto Stock Exchange and the holder, alone or together with persons with whom the holder does not deal at arm's length, has not owned 25% or more of the issued shares of any class or series of the capital stock of Acetex at any time within the 60-month period immediately preceding the particular time, (iii) the Acetex shares are not "designated insurance property held in the course of carrying on insurance business in Canada and elsewhere, and (iv) the common shares are otherwise not deemed to be taxable Canadian property of the non-resident holder.

Generally, such a non-resident shareholder will not be subject to tax under the Tax Act on the sale or other disposition of common shares. Where the common shares are taxable Canadian property of a non-resident Shareholder, the holder should seek advice to determine whether an applicable income tax treaty will provide an exemption from such tax.

Where a non-resident holder of common shares receives a dividend thereon such amount will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Under the provisions of the Canada-United States Income Tax Convention (the "Treaty"), the rate of withholding tax on dividends payable by a corporation resident in Canada to a person who is resident in the United States for purposes of the Treaty is generally reduced to 10%.

United States Federal Income Tax Considerations

The following is a summary of the principal United States federal income tax considerations generally applicable to U.S. Holders (as defined below) who receive Acetex shares and Non-U.S. Holders (as defined below) who hold Acetex shares. For purposes of this discussion, a "U.S. Holder" is a beneficial owner of common shares that is (i) a citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof, including the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (a) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or (b) such trust has in effect a valid election to be treated as a domestic trust for United States federal income tax purposes. A "Non-U.S. Holder" is a beneficial owner of Acetex shares that is not a U.S. Holder.

This summary does not discuss all United States federal income tax considerations that may be applicable and/or relevant to U.S. Holders and Non-U.S. Holders (collectively, "Holders") in light of their particular circumstances or to certain Holders that may be subject to special treatment under United States federal income tax laws (including, without limitation, certain financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, grantor trusts, dealers in securities or currencies, certain United States expatriates, persons who hold Acetex shares as part of a straddle, hedge, or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar and Holders who acquire Acetex shares through exercise of employee stock options or otherwise as compensation for services). This discussion is limited to Holders who hold their Acetex shares as capital assets and does not consider the tax treatment of Holders who hold Acetex shares through a partnership or other pass-through entity. Furthermore, this summary does not address any aspect of state, local, foreign, estate or gift taxation.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Tax Code"), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as available and in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect. No advance income tax ruling has been sought or obtained from the IRS regarding the tax consequences of the transactions described in this Circular.

EACH HOLDER IS ADVISED TO CONSULT ITS TAX ADVISER REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF HOLDING AND DISPOSING OF ACETEX SHARES.

Assuming Acetex is not at any relevant time classified as a passive foreign investment company ("PFIC"), as defined below, any gain or loss on the exchange of common shares will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder held its common shares for more than one year at the time of the exchange. In the case of a non-corporate U.S. Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if such U.S. Holder's holding period for such common shares exceeds one year. The deductibility of capital losses is subject to limitations.

For United States federal income tax purposes, a corporation is classified as a PFIC for each taxable year in which either (i) 75% or more of its income is passive income (as defined for United States federal income tax purposes) or (ii) on average for such taxable year, 50% or more in value of its assets produce passive income or are held for the production of passive income. For purposes of applying these tests, a corporation is deemed to own the assets and receive the gross income of its significant subsidiaries. Special rules apply to shareholders of a corporation that is classified as a PFIC during any taxable year that could result in the imposition of additional tax and an interest charge when shares of such corporation are disposed of. While there can be no assurance with respect to the classification of Acetex as a PFIC, Acetex believes that it was not a PFIC during any taxable year ending prior the date hereof. U.S. Holders are urged to consult their tax advisers regarding the potential application of the PFIC rules.

A U.S. holder of common shares generally will be required to include in gross income, as ordinary income, dividends paid on common shares to the extent paid out of Acetex's current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions on common shares to a U.S. holder in excess of such earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. holder's adjusted tax basis for such shares and, to the extent in excess of adjusted basis, as capital gain.

The discussion of United States federal income tax consequences set forth above is for general information only and does not purport to be a complete analysis or listing of all potential tax effects that may apply to a Holder. Each Holder is strongly urged to consult its tax adviser to determine the particular tax consequences to it of the Amalgamation, including the application and effect of United States federal, state, local, foreign, estate or gift tax laws.

SELLING SHAREHOLDERS

This prospectus covers the resale, from time to time, of up to 2,355,598 common shares that we issued to Perry Partners L.P. and Perry Partners International, Inc. in connection with our acquisition of AT Plastics on August 5, 2003. See "Plan of Distribution."

Perry Partners L.P. and Perry Partners International, Inc. which owned or exercised direction or control over approximately 28% of all outstanding common shares of AT Plastics, agreed to vote in favor of the AT Plastics Acquisition provided Acetex complied with its covenants to such party and filed a Registration Statement to register the Acetex shares to be received by such party with the United States Securities and Exchange Commission on or before July 20, 2003. The registration statement will be kept effective until the earlier of August 6, 2004 or until the distribution described herein has been completed. We have filed the registration rights agreement as an exhibit to the registration statement of which this prospectus forms a part.

On closing of our acquisition of AT Plastics, Perry Partners L.P. and Perry Partners International, Inc. beneficially owned approximately 6.96% of our outstanding common shares. Perry Partners L.P. and Perry Partners International, Inc. will determine the number of common shares that it will actually sell, based upon a number of factors, including, among other things, the market price of our common shares. Because Perry Partners L.P. and Perry Partners International, Inc. may offer all, some or none of the common shares that it holds, and because the offering contemplated by this prospectus is currently not being underwritten, we cannot estimate the number of common shares that will be held by Perry Partners L.P. and Perry Partners International, Inc. upon or prior to the termination of this offering. Perry Partners L.P. and Perry Partners International, Inc. have furnished all information in this prospectus regarding its beneficial ownership. Perry Partners L.P. and Perry Partners International, Inc. have sole voting and investment power over the common shares covered by this prospectus.

Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after the date hereof through the exercise of any warrant, stock option or other right. The beneficial ownership information in the paragraph above is based on 33,833,5111 common shares being outstanding as of August 5, 2003 following completion of the acquisition of AT Plastics.

PLAN OF DISTRIBUTION

When shares of our common shares are actually sold, to the extent required, the number of shares sold, the purchase price, the public offering price, the names of any agent or dealer and any applicable commission or discount with respect to that particular sale will be set forth in an accompanying prospectus supplement. A prospectus supplement also may update or change information contained in the basic prospectus. We expect that all relevant information about the shares will be contained in this prospectus. In all cases, you should read this prospectus (as it may be supplemented) together with the additional information described in the section "Where You Can Find More Information" on page 13.

The selling shareholders may sell shares of our common shares offered under this prospectus from time to time listed for trading or otherwise than on those exchanges or markets. "Selling shareholders" includes donees, pledgees, transferees or other successors-in-interest selling common shares received after the date of this prospectus from the selling shareholders as a gift, pledge, partnership distribution or other non-sale related transfer. Common shares offered under this prospectus also may be sold in privately-negotiated transactions, in underwritten offerings or by a combination of those methods of sale. Sales of common shares may be made at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The selling shareholders may effect these transactions by selling the common shares to or through broker-dealers, as principals or agents, and the broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares for whom the broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

Other methods by which the selling shareholders may sell the common shares offered under this prospectus include, without limitation:

•	"at the market" to or through market makers or into an existing market for our common shares;
•	in other ways not involving market makers or established trading markets, including direct sales to purchasers, negotiated transactions or sales effected through agents;
•	through transactions in options or swaps or other derivatives, whether exchange-listed or otherwise;
•	through cross or block trades;
•	through short sales;
•	any other method permitted pursuant to applicable law; or
•	any combination of any of these methods of sale.

A "short sale" or "selling short" is when an investor sells shares not owned by the investor to take advantage of an anticipated decline in the price or to protect a profit in the shares owned by the investor. The selling shareholders also may enter into option or other transactions with broker-dealers that require the delivery to those broker-dealers of the common shares offered by this prospectus, which common shares may be resold by the broker-dealers under this prospectus. The selling shareholders also may make sales under Rule 144 of the Securities Act if an exemption from registration is available, or pursuant to an offshore resale through the facilities of the Toronto Stock Exchange or otherwise, rather than under this prospectus.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. The broker-dealers or financial institutions may engage in short sales of the common shares in the course of hedging the positions they assume with the selling shareholders, including positions assumed in connection with distributions of the shares by the broker-dealers or financial institutions. The selling shareholders also may enter into options or other transactions with broker-dealers or other financial institutions with respect to the shares offered hereby, which shares such broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, the selling shareholders may loan or pledge shares to a broker-dealer, which may sell the loaned shares or, upon a default by the selling shareholders of the secured obligation, may sell or otherwise transfer the pledged shares.

The selling shareholders and any broker-dealers who act in connection with the sale of the shares of our common shares under this prospectus may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the shares of our common shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling shareholders may be deemed to be underwriters, they will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M of the Exchange Act may apply to their sales in the market.

We have agreed to indemnify the selling shareholders and each underwriter, if any, against certain liabilities, including certain liabilities under the Securities Act, or will contribute to payments the selling shareholders or underwriters may be required to make in respect of certain losses, claims, damages or liabilities. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares offered hereby against certain liabilities, including liabilities arising under the Securities Act.

After we have been notified by the selling shareholders that any material arrangement has been entered into with a broker-dealer for the sale of common shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of the selling shareholder and of the participating broker-dealers;
•	the type and number of securities involved;
•	the price at which the securities were sold;
•	the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable;
•	that the broker-dealer did not conduct any investigations to verify the information set out or incorporated by reference in this prospectus;

and other facts material to the transaction.

LEGAL MATTERS

Burnet Duckworth & Palmer LLP of Calgary, Alberta, Canada, will pass upon the legality of the common shares offered by this prospectus. David Ross, who is a partner of Burnet, Duckworth & Palmer LLP and the corporate secretary of Acetex owns less that 1% of the issued common shares of Acetex.

EXPERTS

Our audited consolidated financial statements incorporated by reference in this prospectus have been audited by KPMG LLP, independent auditors, as stated in their report appearing therein and have been so incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of AT Plastics included in this prospectus have been audited by KPMG LLP, independent auditors, as stated in their report appearing therein, and have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The auditors' report covering the December 31, 2002 consolidated financial statements of AT Plastics contains additional comments for U.S. readers that states that the financial statements are affected by conditions and events that cast substantial doubt on AT Plastics Inc.'s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. In addition, the additional comments for U.S. readers refers to changes in accounting policies for goodwill, foreign currency translation and stock-based compensation and other stock-based payments.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements of AT Plastics Inc.	24
1. Audited consolidated balance sheets as at December 31, 2001 and December 31, 2002 and unaudited consolidated balance sheet at June 30, 2003	27
2. Audited consolidated statements of operations and deficit for the 12 month periods ending December 31, 2000, December 31, 2001 and December 31, 2002 and unaudited consolidated statements of operations and deficit for the 6 month period ending June 30, 2003	28
3. Audited statements of cash flows for the 12 month periods ending December 31, 2000, December 31, 2001 and December 31, 2002 and unaudited consolidated statements of operations and deficit for the 6 month period ending June 30, 2003	29

Unaudited Pro Forma Consolidated Financial Statements of Acetex Corporation and AT Plastics Inc.	76
1. Consolidated Balance Sheet dated June 30, 2003	81
2. Consolidated Statement of Operations year ended December 31, 2002	85
3. Consolidated Statement of Operations six months ended June 30, 2002	86
3. Consolidated Statement of Operations six months ended June 30, 2003	87
4. Consolidated Statement of Operations twelve months ended June 30, 2003	88

Consolidated Financial Statements (Expressed in thousands of United States dollars)

AT PLASTICS INC.

For the years ended December 31, 2002, 2001 and 2000 (Information as at June 30, 2003 and for the six months ended June 30, 2003 and 2002 is unaudited)

AUDITORS' REPORT

THE BOARD OF DIRECTORS
AT PLASTICS INC.

We have audited the consolidated balance sheets of AT Plastics Inc. as at December 31, 2001 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Edmonton, Canada

February 19, 2003, except as to Notes 1, 9 and 20 which are as of June 30, 2003.

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the directors dated February 19, 2003 (except as to Notes 1, 9 and 20 which are as of June 30, 2003) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

In addition, in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the changes to the consolidated financial statements relating to the adoption by the Company of new accounting policies relating to goodwill [note 2(h)], foreign currency translation [note 2(k)], and stock-based compensation and other stock-based payments [note 2(o)]. Our report to the directors dated February 19, 2003 (except as to Notes 1, 9 and 20 which are as of June 30, 2003) is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Edmonton, Canada
February 19, 2003, except as to Notes 1, 9 and 20 which are as of June 30, 2003.

AT PLASTICS INC.

Consolidated Balance Sheets
(In thousands of United States dollars)

	December 31		June 30
	2001	2002	2003
			(Unaudited)
Assets
Current assets:
Cash	$11,657	$—	$—
Accounts receivable	20,338	21,991	30,419
Inventory (note 6)	28,316	28,762	38,353
Prepaid expenses	922	1,301	525
	61,233	52,054	69,297
Other assets (note 8)	6,957	9,239	8,174
Fixed assets (note 7)	183,064	179,171	205,629
Future income taxes (note 12)	4,402	7,305	—
	$255,656	$247,769	$283,100
Liabilities and Shareholders' Equity
Current liabilities:
Cheques issued in excess of cash on deposit	$—	$106	$1,256
Accounts payable and accrued liabilities	23,527	21,032	22,195
Current portion of long-term debt (note 9)	1,998	1,827	115,564
	25,525	22,965	139,015
Employee future benefits (note 10)	3,727	3,999	4,882
Long-term debt (note 9)	100,994	97,613	56
Shareholders' equity:
Capital stock [note 11(a)]	163,560	163,560	163,560
Contributed surplus [note 11(b)]	—	4,450	4,785
Deficit	(26,780)	(34,692)	(39,710)
Cumulative translation adjustment [note 2(k)]	(11,370)	(10,126)	10,512
	125,410	123,192	139,147
Going concern (note 1)
Commitments and contingencies (note 16)
Combination agreement with Acetex Corporation (note 20)
United States generally accepted accounting principles (note 19)
	$255,656	$247,769	$283,100

See accompanying notes to consolidated financial statements.

AT PLASTICS INC.

Consolidated Statements of Operations and Deficit
(In thousands of United States dollars, except per share amounts)

	Year ended December 31			Six months ended June 30
	2000	2001	2002	2002	2003
				Restated – Note 2(l)
				(Unaudited)
Sales	$170,245	$158,601	$156,253	$75,230	$86,108
Cost of sales and other expenses	140,955	138,522	133,928	64,444	74,464
Special charges (note 14)	2,908	4,186	16	—	3,754
Depreciation and amortization	14,224	16,146	12,536	5,162	5,873
	158,087	158,854	146,480	69,606	84,091

Operating income (loss)	12,158	(253)	9,773	5,624	2,017
Other expenses (income):
Interest and fees on long-term debt	13,035	14,282	14,180	7,788	9,030
Old lending facility exit costs (note 14)	—	6,335	6,430	6,430	—
Other interest expense (income)	780	(65)	(37)	—	—
Foreign exchange loss (gain)	1,136	399	(668)	(3,137)	(10,138)
Gain on sale of assets (note 5)	—	(871)	—	—	—
	14,951	20,080	19,905	11,081	(1,108)
Income (loss) before income taxes and discontinued operations	(2,793)	(20,333)	(10,132)	(5,457)	3,125
Income taxes (note 12):
Current	603	526	654	308	217
Future (reduction)	(269)	(4,471)	(2,874)	(2,678)	7,926
	334	(3,945)	(2,220)	(2,370)	8,143
Loss from continuing operations	(3,127)	(16,388)	(7,912)	(3,087)	(5,018)
Loss on discontinued operations (note 4)	(14,950)	(2,161)	—	—	—
Loss for the period	(18,077)	(18,549)	(7,912)	(3,087)	(5,018)
Retained earnings (deficit), beginning of period:
As previously reported	19,798	(6,978)	(26,780)	(26,780)	(34,692)
Adjustment:
Foreign currency translation [note 2(k)]	(557)	(1,253)	—	—	—
Employee future benefits [note 2(j)]	(6,404)	—	—	—	—
Future income taxes [note 2(m)]	(1,738)	—	—	—	—
As restated	11,099	(8,231)	(26,780)	(26,780)	(34,692)
Deficit, end of period	$(6,978)	$(26,780)	$(34,692)	$(29,867)	$(39,710)
Loss per share (note 13):
Basic and diluted before discontinued operations	$(0.10)	$(0.42)	$(0.16)	$(0.06)	$(0.10)
Basic and diluted — discontinued operations	(0.47)	(0.05)	—	—	—
Basic and diluted	(0.57)	(0.47)	(0.16)	(0.06)	(0.10)

See accompanying notes to consolidated financial statements.

AT PLASTICS INC.

Consolidated Statements of Cash Flows
(In thousands of United States dollars)

	Year ended December 31			Six months ended June 30
	2000	2001	2002	2002	2003
				Restated – Note 2(l)
				(Unaudited)
Cash provided by (used in):
Operations:
Loss for the period	$(18,077)	$(18,549)	$(7,912)	$(3,087)	$(5,018)
Items not affecting cash:
Write-off of deferred financing costs (note 14)	—	—	557	557	—
Depreciation and amortization	18,642	17,871	12,536	5,162	5,873
Write-down of assets of discontinued operations (note 4)	20,840	—	—	—	—
Deferred interest on long-term debt (note 9)	—	—	2,699	2,438	1,534
Loss (gain) on foreign exchange	1,136	399	(929)	(3,850)	(11,983)
Future income taxes	(9,551)	(5,627)	(2,874)	(2,678)	7,926
Gain on sale of assets (notes 4 and 5)	—	(1,701)	—	—	—
Write-off of investment tax credits recoverable (note 14)	—	—	—	—	1,864
Change in non-cash operating working capital:
Accounts receivable	(959)	3,058	(1,463)	(5,783)	(4,331)
Inventory	(8,828)	4,780	(174)	1,670	(4,336)
Prepaid expenses	(393)	(203)	(373)	556	925
Accounts payable and accrued liabilities	(4,525)	(2,861)	(2,734)	(3,375)	(2,250)
	(1,715)	(2,833)	(667)	(8,390)	(9,796)
Financing:
Issue of long-term debt	—	7,738	103,506	107,994	11,935
Principal repayments of long-term debt	(14,583)	(43,128)	(106,407)	(105,012)	(1,353)
Issue of common shares	22,870	20,868	—	—	—
	8,287	(14,522)	(2,901)	2,982	10,582
Investing:
Purchase of fixed assets	(5,843)	(4,673)	(3,761)	(2,060)	(1,331)
Increase in other assets	(1,429)	(607)	(4,602)	(4,438)	(503)
Proceeds from Wire and Cable business [note 4(a)]	—	6,401	—	—	—
Proceeds from Packaging business [note 4(b)]	—	24,857	—	—	—
Proceeds from sale of assets (note 5)	—	3,575	—	—	—
	(7,272)	29,553	(8,363)	(6,498)	(1,834)
Foreign exchange gain (loss) on cash held in foreign currency	(20)	(557)	168	132	(102)
Increase (decrease) in cash	(720)	11,641	(11,763)	(11,774)	(1,150)
Cash, beginning of period	736	16	11,657	11,657	(106)
Cash (cheques issued in excess of cash on deposit), end of period	$16	$11,657	$(106)	$(117)	$(1,256)
Supplemental cash flow information:
Interest paid	$13,347	$14,001	$10,919	$5,300	$7,576
Income taxes paid	603	526	567	308	418

See accompanying notes to consolidated financial statements.

1.    Going concern:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future (not to exceed one year beyond the date of the financial statements) and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company experienced significant losses in each of the years ended December 31, 2000, 2001 and 2002. The Company also experienced negative cash flows from operations, which are after deducting special charges (note 14), in each of the past three years. The Company has an accumulated deficit at each of the periods presented. In addition, at June 30, 2003 the Company is in violation of certain of its financial covenants under its debt agreements and therefore has classified its long-term indebtedness as a current liability, as its creditors have the ability to demand immediate repayments of the Company's credit facilities (note 9). The covenants not met include achieving certain levels of earnings before interest, taxes, depreciation and amortization ("EBITDA"), maintaining a minimum level of net worth and maintaining certain fixed charge and interest coverage ratios. This classification of debt as a current liability has resulted in a working capital deficiency at June 30, 2003.

On June 20, 2003, the Company entered into an agreement with Acetex Corporation, a Canadian public company, to pursue the combination of their businesses. Further details regarding this agreement are provided in Note 20. In management's view, the combination of the Company with Acetex Corporation, if approved by the shareholders of the Company, will provide access to new capital to fund the operations of the Company for the foreseeable future. There can be no assurances provided that this agreement will be consummated or that the Company will have access to such capital when required to fund its future operations.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful consummation of the agreement with Acetex Corporation or negotiations with the Company's creditors to remedy the covenant violations at June 30, 2003 and achieving profitable operating results. Management believes that the completion of the actions taken or planned, some of which are described above, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements. There is no certainty that these or other strategies will be sufficient to permit the Company to continue operations as a going concern for a reasonable period of time and thus be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.

The consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" assumption was not appropriate. If the "going concern" basis was not appropriate for these financial statements, then significant adjustments would likely be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.    Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Material items that could give rise to measurement differences to these consolidated financial statements under United States GAAP are outlined in note 19. The consolidated financial statements include the accounts of AT Plastics Inc. and its wholly-owned subsidiary companies. Material inter-company transactions and balances are eliminated on consolidation.

The consolidated financial position as at June 30, 2003 and the results of operations and cash flows for the six months ended June 30, 2002 and 2003 are unaudited. The unaudited

2.    Significant accounting policies: (continued)

consolidated financial statements, in the opinion of management, contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such unaudited periods and the accounting policies applied therein are consistent with those described below.

The Films operating segment is seasonal with most of the activity occurring in late summer and early fall months coinciding with agricultural and horticultural markets.

(b)	Revenue recognition:

The Company recognizes revenue when the earnings process is complete. The Company recognizes customer volume rebates as they are earned as a reduction of revenue. A provision for returns is also recognized as a reduction of revenue; however, this amount is not significant. Amounts charged to customers for freight are recorded as revenue. Cost of sales and other expenses include freight and shipping costs of $10,229 for the period ended December 31, 2002 and $5,510 for the period ended June 30, 2003 (2001 - $10,625; 2000 - $12,069; June, 2002 - $4,580).

(c)	Cash:

Cash consists of cash, cash equivalents and cheques issued in excess of cash on deposit. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d)	Inventory:

Raw materials are valued at the lower of weighted average cost and net replacement cost. Work in progress and finished goods are stated at the lower of weighted average cost and net realizable value and include the cost of raw materials, variable labour and manufacturing overheads.

(e)	Fixed assets:

Fixed assets are recorded at cost. The Company reviews the estimated useful lives of assets on a regular basis. Amortization is provided over the expected remaining useful lives of the assets on a straight-line basis as follows:

Buildings	20 years
Plant equipment	5 – 20 years
Computers	1 – 5 years
Office furniture and fixtures	4 – 10 years

Amortization is not provided on assets under construction which are not in operation.

The Company capitalizes interest on major assets under construction which are not in operation.

During the year ended December 31, 2002, the Company revised its estimate of the useful life of certain buildings and plant equipment from 17.5 years to 20 years. The effect of this change has been applied prospectively and has increased earnings for the year ended December 31, 2002 by approximately $1,180 ($0.02 per share) before income taxes.

(f)	Development costs:

Product development costs are deferred and amortized on a straight-line basis over a maximum period of five years, commencing when full commercial production is achieved.

(g)	Deferred financing costs:

Deferred financing costs represent the unamortized cost of the issue of long-term debt. Amortization is provided on a straight-line basis over the term of the related debt.

2.    Significant accounting policies: (continued)

(h)	Goodwill:

In September 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3062, "Goodwill and Other Intangible Assets." The new standards require that goodwill no longer be amortized but instead be tested for impairment at least annually.

The Company has adopted these new standards effective January 1, 2002. As of January 1, 2002, the Company had unamortized goodwill of $371, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. Amortization expense for the years ended December 31, 2001 and 2000 was $50 and $48 respectively. The effect on net loss for the years ended December 31, 2001 and 2000 of not amortizing goodwill would be to decrease net loss by $50 (nil per share) and $48 (nil per share) respectively.

(i)	Pre-operating costs:

Pre-operating costs for significant manufacturing additions are deferred and are amortized using the straight-line method over a period not to exceed five years from the date operations commence.

(j)	Employee future benefits:

The Company maintains non-contributory defined benefit pension plans, a defined contribution pension plan and a defined benefit life insurance and health care plan which cover substantially all of its employees. The pension plans provide pensions based on length of service and the best three years' average earnings. The Company also sponsors defined benefit life insurance and dental health care plans for substantially all retirees and employees. The Company measures the costs of its obligation based on its best estimate.

Effective January 1, 2000, the Company has adopted The Canadian Institute of Chartered Accountants' ("CICA") new standard on accounting for employee future benefits, including pension benefits and post-retirement benefits other than pensions. The new standard moves the accounting for non-pension post-retirement benefits to an accrual basis from the cash accounting basis previously used by most companies, and with respect to pensions, requires the use of a current settlement discount rate to measure the accrued pension benefit obligation. Prior to adoption of this new accounting standard, pension expense was determined using a long-term rate of return to measure accrued pension benefits. The Company adopted the new standard for employee future benefits retroactively without restatement. As a result, effective January 1, 2000, the Company recorded an adjustment to deferred pension costs and employee future benefits of $10,005, a decrease to retained earnings of $6,404 and a reduction to deferred tax liabilities of $3,601.

The Company accrues its obligations under employee benefit plans as the employees render the services necessary to earn the pension and other employee future benefits. The Company has adopted the following policies:

(i)	The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages and expected health care costs.

(ii)	For the purpose of calculating expected return on plan assets, plan assets are valued at fair value.

(iii)	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment.

(iv)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

2.    Significant accounting policies: (continued)

The Company uses the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued pension benefit obligation and the value of the plan assets. Amortization is taken over the average remaining service period of active employees.

(k)	Foreign currency translation:

The Company's functional currency is the Canadian dollar. Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income. The Company translates foreign currency denominated transactions and the financial statements of its integrated foreign operations using the temporal method.

These financial statements have been prepared using the United States dollar as the reporting currency. The financial statements have been translated into United States dollars from the Company's Canadian dollar functional currency using the current rate method. Under this method, statement of operations items are translated into the United States dollar reporting currency at average exchange rates in effect for the respective period, cash flow statement items are translated into the reporting currency using rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of each period. All resulting exchange differences are reported as a separate component of shareholders' equity captioned cumulative translation adjustment. The cumulative translation adjustment amount included in shareholders' equity solely relates to the effects of this translation into the United States dollar reporting currency.

Effective January 1, 2002, the Company adopted the amendments to CICA Handbook Section 1650, "Foreign Currency Translation." The revisions to Section 1650 eliminated the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences are reflected in income immediately.

As a result of the adoption of these amendments on January 1, 2002, prior year financial statements have been restated retroactively to adopt the revised standard resulting in net loss decreasing by $980, net of income taxes of $556, and both loss per share and diluted loss per share decreasing by $0.02 for the year ended December 31, 2001. For the year ended December 31, 2000 net loss increased by $696, net of income taxes of $66, and both loss per share and diluted loss per share increased by $0.02. The deficit at December 31, 1999 has been increased by $557, net of income taxes of $53, to reflect the cumulative effect of the change to that date.

(l)	Senior and subordinated term credit facilities:

The Company uses an effective yield method of accounting for interest and annual fees associated with these credit facilities. This method recognizes interest and annual fees on a level percentage basis over the term of the respective credit facility. The Company applied this policy beginning October 1, 2002, retroactive to the date these facilities were entered into in January 2002. Previously, such amounts had been recorded based on scheduled terms of payment. Accordingly, the results for the six month period ended June 30, 2002 have been restated. Interest expense has increased by $927 and net loss has increased by $607 (nil per share) from the amounts previously reported.

2.    Significant accounting policies: (continued)

(m)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized. Income tax expense is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

Effective January 1, 2000, the Company adopted the asset and liability method of accounting for income taxes retroactively, without restatement. As a result, the Company recorded a decrease to retained earnings of $1,738 and an increase to the future income tax liability of $1,738.

(n)	Loss per share:

Basic loss per share is computed by dividing loss by the weighted average shares outstanding during the period. Diluted loss per share is computed similar to basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive, using the treasury stock method. Under the treasury stock method, the number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the period.

(o)	Stock-based compensation and other stock-based payments:

Effective January 1, 2002, the Company adopted the new recommendations of the CICA with respect to the accounting for stock-based compensation and other stock-based payments, Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". The new standards are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. For such grants, the new standards are applied retroactively, without restatement. As the Company had no such grants, there has been no adjustment to retained earnings, liabilities or contributed surplus as at January 1, 2002.

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value based method (note 11). No disclosure has been made for the pro forma effect of awards granted before January 1, 2002.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments

2.    Significant accounting policies: (continued)

issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(p)	Derivative financial instruments:

Derivative financial instruments may be utilized by the Company in the management of cash flows related to ethylene supply and foreign exchange. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company uses derivative financial instruments to manage the exposure to market risks of rising ethylene prices. As ethylene is a derivative of natural gas, the price of natural gas is the dominant factor affecting the Company's cost of ethylene. The Company purchases natural gas call options to establish a maximum price for the purchase of ethylene because the correlation between changes in the prices of natural gas and ethylene provides protection against increases in the price of ethylene. Under these instruments, the Company has the right, but not an obligation, to exercise the option when the market price of natural gas exceeds the strike price contained in the option. Amounts received from the option counterparty, on the exercise of the option, are recognized in inventory in the same period as the hedged transaction, and then included in cost of sales when the related inventory is sold.

The cost of these options is deferred and amortized to income as a component of cost of sales over the term of the option. As the Company does not recognize unrealized changes in the value of the options used for hedging purposes, the amount recorded in the balance sheet at the end of each period is the unamortized cost of the option rather than the fair value of the option.

During the year ended December 31, 2001, the Company was party to forward foreign exchange contracts used to manage foreign currency exposures on export sales. These instruments are not recognized in the consolidated financial statements on inception. As the Company does not recognize unrealized changes in the value of the foreign exchange contracts used for hedging purposes, the amount recorded in the balance sheet at the end of each period is the cost, if any, rather than fair value. Gains and losses on forward foreign exchange contracts are recognized in revenue in the same period as the foreign currency revenue to which they relate. There were no foreign exchange contracts during the year ended December 31, 2002 or the six month period ended June 30, 2003.

(q)	Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and

2.    Significant accounting policies: (continued)

expenses during the year. Significant areas requiring the use of management estimates include the determination of pension and other employee benefits, the useful lives of assets for amortization and evaluation of the net recoverable amount, provisions for special charges, valuation allowances on future income tax assets and the determination of the fair value of financial instruments. Actual results could differ from those estimates.

3.    Refinancing of the Company during 2002:

(a)	Repayment of long-term debt:

On January 10, 2002, in conjunction with the refinancing of the business as described in (b) below, the Company repaid all of its long-term debt, excluding capital leases, that was outstanding at December 31, 2001 and terminated those lending agreements.

On January 10, 2002, the Company made the following payments under the old lending agreements:

Principal repayments	$104,426
Interest	357
Make whole premiums	7,339

With this settlement and these payments, the Company fully repaid all outstanding debt and other amounts due and has no further obligations under these previous lending facilities.

In conjunction with this settlement, the old lenders agreed to reduce the old lender restructuring fee from 3.5% to 2.5% of the outstanding indebtedness, representing a reduction of $1,466.

As this settlement occurred during 2002, the settlement loss of $6,430 (note 14), which includes the make-whole premiums, the reduction of the old lender restructuring fee and the write-off of the unamortized portion of related deferred costs is recognized in the consolidated statement of operations as old lending facility exit costs in 2002.

(b)	Issuance of long-term debt (note 9):

On January 10, 2002, the Company put in place new lending facilities consisting of:

(i)	A $44,583 (Canadian denominated $70,000) revolving credit facility.

(ii)	A $6,369 (Canadian denominated $10,000) term loan facility bearing interest at Canadian bank prime plus 2.75% per annum which was available until July 31, 2002.

(iii)	A U.S. denominated $53,283 senior term credit facility.

(iv)	A U.S. denominated $25,000 subordinated term credit facility.

The Company incurred placement costs of $5,213 with respect to these new lending facilities. These costs have been deferred and are included in "Other Assets" in the balance sheet and are being amortized in accordance with the Company's accounting policies.

4.    Discontinued operations:

The 2000 and 2001 financial statements reflect the undernoted discontinued operations. No interest expense has been allocated to discontinued operations.

(a)	Sale of Wire and Cable business:

Effective May 31, 2001, the Company sold the Wire and Cable component of its Performance Compound business, consisting of its PowerGuard business, including the

4.    Discontinued operations: (continued)

Peachtree City, Georgia manufacturing facility, and its Aqua-Link business for net proceeds of approximately $6,401 resulting in a loss on disposition of $530 (after an income tax recovery of $285). In addition, up to an additional $1,500 is payable by the purchaser over three years under an earnout clause, based on performance of the business.

The results of operations of the PowerGuard component of the Wire and Cable business for the year ended December 31, 2001 have been presented as discontinued operations in the consolidated statement of operations, as the Company has determined that this business is a distinguishable component of the Company's activities in that it represents a line of business and is directed to a particular class of customers significant to the Company as a whole. The Aqua-Link component of the Wire and Cable business, which is manufactured in Edmonton, has been combined with the Company's Specialty Polymers segment, as the Company has determined that this business is integrated with the Specialty Polymers business.

In the year ended December 31, 2001, PowerGuard sales by the Company were approximately $2,568, loss before interest, taxes, amortization, special charges and allocation of corporate costs was approximately $1,467 and the net loss was $1,586, after a tax recovery of $854. As at December 31, 2001, total net assets relating to the PowerGuard business included inventory of nil, fixed assets of nil and current liabilities of nil.

In the year ended December 31, 2000, PowerGuard sales by the Company were approximately $5,027, loss before interest, taxes, amortization, special charges and allocation of corporate costs was approximately $3,449 and the net loss was $16,865, after a tax recovery of $10,336. As at December 31, 2001, total net assets relating to the PowerGuard business included inventory of $2,227, fixed assets of $4,049 and current liabilities of $593. The Company wrote down the value of the assets to reflect an impairment of value due to reduced economic prospects for the business as a special charge of $20,840.

(b)	Sale of Packaging business:

On December 21, 2001, the Company sold its Packaging business for net proceeds of approximately $24,857, resulting in a loss on disposition of $1,702 (after an income tax recovery of $896). This includes the Company's estimate of a working capital adjustment required under the terms of the purchase and sale agreement. Included in this loss are termination benefits of $430. The net proceeds from the sale of the Packaging business was paid to the Company's previous lenders as a permanent reduction of the principal indebtedness of the Company.

The results of operations of the Packaging business for the year ended December 31, 2001 have been presented as discontinued operations in the consolidated statement of operations.

In the year ended December 31, 2001, Packaging sales by the Company were approximately $35,254, income before interest, taxes, amortization, special charges and allocation of corporate costs was approximately $3,288 and the net loss was $575, after a tax recovery of $302. As at December 31, 2001, total net assets relating to the Packaging business included inventory of nil, fixed assets of nil and current liabilities of nil.

In the year ended December 31, 2000, Packaging sales by the Company were approximately $40,842, income before interest, taxes, amortization, special charges and allocation of corporate costs was approximately $4,476 and the net income was $1,915, after taxes of $1,054.

5.    Sale of assets from cross linked polyethylene product line:

Effective December 24, 2001, the Company sold assets consisting of the intellectual property and the fixed assets of its cross linked polyethylene product line, previously marketed under the Flexet® name, for net proceeds of approximately $3,575, resulting in a gain on disposition of $540 (after income taxes of $331).

5.    Sale of assets from cross linked polyethylene product line: (continued)

As the assets of the cross linked polyethylene product line do not constitute a business segment for accounting purposes, its results are included in the consolidated statement of operations for the years ended December 31, 2000 and 2001 as a continuing operation (part of Specialty Polymers).

6.    Inventory:

	December 31		June 30
	2001	2002	2003
			(Unaudited)
Raw materials	$3,343	$4,613	$4,920
Work in progress	1,357	1,128	2,709
Finished goods	23,616	23,021	30,724
	$28,316	$28,762	$38,353

7.    Fixed assets:

	December 31, 2001			December 31, 2002			June 30, 2003
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
							(Unaudited)
Land	$3,717	$—	$3,717	$3,753	$—	$3,753	$4,393	$—	$4,393
Buildings	20,858	9,570	11,288	21,179	10,249	10,930	24,802	12,343	12,459
Plant equipment and office furniture and fixtures and computers	227,310	70,851	156,459	231,292	80,159	151,133	273,063	99,035	174,028
Assets under construction and spare parts	11,619	19	11,600	13,372	17	13,355	14,752	3	14,749
	$263,504	$80,440	$183,064	$269,596	$90,425	$179,171	$317,010	$111,381	$205,629

Nil interest was capitalized on assets under construction during the periods presented.

Amortization expense for the years ended December 31, 2000, 2001 and 2002 amounted to $11,734, $11,335 and $9,443 respectively. Amortization expense for the six months ended June 30, 2002 and 2003 amounted to $4,625 and $5,165 respectively.

8.    Other assets:

	December 31, 2001			December 31, 2002			June 30, 2003
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
							(Unaudited)
Development costs	$6,143	$4,545	$1,598	$6,578	$4,871	$1,707	$7,878	$5,926	$1,952
Deferred financing costs	3,309	2,101	1,208	5,213	1,018	4,195	6,598	1,810	4,788
Pre-operating costs	4,530	2,692	1,838	4,573	3,574	999	5,354	4,686	668
Investment tax credits recoverable	1,571	—	1,571	1,677	—	1,677	—	—	—
Goodwill	696	325	371	375	—	375	439	—	439
Deferred employee stock	—	—	—	195	53	142	228	100	128
Deferred pension costs (note 10)	371	—	371	144	—	144	199	—	199
	$16,620	$9,663	$6,957	$18,755	$9,516	$9,239	$20,696	$12,522	$8,174

9.    Long-term debt:

		December 31		June 30
	Maturity dates	2001	2002	2003
				(Unaudited)
Revolving credit facility	January 10, 2005	$31,204	$23,808	$35,755
Senior term credit facility (denominated in U.S. dollars)	January 10, 2007	—	52,724	51,625
Subordinated term credit facilities (denominated in U.S. dollars) [note 11(b)]	June 2, 2008	—	22,857	28,145
Obligations under capital leases (denominated in Canadian dollars)	June 2007	54	51	95
Senior secured notes (denominated in U.S. dollars)		26,226	—	—
Senior secured note (denominated in Canadian dollars)		931	—	—
Senior secured debentures (denominated in Canadian dollars)		44,577	—	—
		102,992	99,440	115,620
Less current portion		1,998	1,827	115,564
		$100,994	$97,613	$56

All of the long-term debt outstanding as of December 31, 2001, excluding capital leases, was repaid on January 10, 2002 [note 3(a)]. The classification of long-term debt at December 31, 2001 reflects the terms of the new lending facilities.

The Company has a Canadian $70,000 committed revolving credit facility, which may be drawn in either Canadian or United States dollars. This facility bears interest at Canadian bank prime plus 1% per annum on Canadian dollar advances, U.S. base rate plus 1% per annum on U.S. dollar advances and bankers' acceptance rate plus 2.75% per annum on bankers' acceptances issued. This facility is secured by a first charge on accounts receivable and inventory and a third charge on fixed and other assets of the Company. At December 31, 2002 and June 30, 2003, U.S. dollar advances under this facility were $23,808 and $35,755 respectively.

9.    Long-term debt: (continued)

The senior term credit facility bears cash interest at 11% per annum plus additional interest of 2.77% effective February 1, 2003, which is deferred and is payable at maturity. In addition, an annual fee is due each year, starting in 2003 of 1.0% (2004 – 1.25%, 2005 – 1.5%, 2006 – 1.75% and 2007 – 2.0%). Amounts deferred at December 31, 2002 and June 30, 2003 totalled approximately $1,942 and $1,045 respectively [note 2(l)]. Principal repayments of $666 are required to be made on a quarterly basis, and commenced on April 30, 2002. This facility is secured by a first charge on all assets other than accounts receivable and inventory and a second charge on accounts receivable and inventory.

The subordinated term credit facilities are comprised of:

(i)	a $25,000 principal amount bearing cash interest at 14% per annum plus additional interest of 5%, which is deferred and is payable at maturity. Amounts deferred at December 31, 2002 and June 30, 2003 totalled approximately $1,265 and $1,901 respectively. This credit facility was amended on June 2, 2003.
(ii)	an additional $5,000 principal amount bearing cash interest at 14% per annum plus additional interest of 5%, which is deferred and is payable at maturity was issued on
June 2, 2003. Amounts deferred at June 30, 2003 totalled approximately $20.
(iii)	the value of 5,088,676 warrants issued to the holder of this credit facility entitling the holder to purchase common shares of the Company as disclosed in Note 11(b).

The recorded amount of these subordinated term credit facilities will increase as the discount attributable to the warrants is recognized over the term of the facilities.

These facilities are secured by a second charge on all assets of the Company, other than accounts receivable and inventory and a third charge on accounts receivable and inventory.

Under the senior and subordinated term credit facilities, the Company is subject to a penalty if it does not maintain a minimum aggregate level of cash and unused revolving credit facility availability.

The required repayments on long-term debt and associated balance sheet presentation is as follows as at December 31, 2002:

2003	$2,674
2004	2,674
2005	26,483
2006	2,674
2007	68,324
Total principal payments	102,829
Less discount attributable to warrants [note 11(b)]	(3,389)
99,440
Current portion	1,827
Long-term portion	$97,613

9.    Long-term debt: (continued)

The credit agreement for the revolving credit facility, senior term credit facility and the subordinated term credit facility contains covenant requirements relating to working capital, debt-to-equity ratios and other covenant matters. At June 30, 2003, the Company was not in compliance with some of these covenant requirements and has recorded the full amount of the lending facilities as current liabilities. The covenants not met include achieving certain levels of earnings before interest, taxes, depreciation and amortization ("EBITDA"), maintaining a minimum level of net worth and maintaining certain fixed charge and interest coverage ratios. This has resulted in a working capital deficiency at June 30, 2003.

10.    Employee future benefits:

The Company maintains non-contributory defined benefit pension plans and a defined benefit life insurance and health care plan covering substantially all of its employees.

The Company also maintains a defined contribution pension plan, for which the expense for the years ended December 31, 2000, 2001 and 2002 amounted to approximately $318, $297 and $215, respectively.

The Company's registered pension plans had no unfunded actuarial liability as at December 31, 2002 based upon the most recent estimate provided by the Company's actuaries using funding assumptions.

The Company also has voluntary money purchase retirement savings plans.

10.    Employee future benefits: (continued)

Information about the Company's defined benefit plans, in aggregate, is as follows:

	December 31, 2001		December 31, 2002
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Accrued benefit obligation:
Balance, beginning of period	$32,019	$4,724	$31,583	$3,883
Divestitures	–	–	(6,209)	–
Experience loss	–	–	25	–
Current service cost	1,404	105	952	83
Interest cost	2,229	325	1,809	302
Benefits paid	(1,133)	(132)	(1,317)	(134)
Actuarial losses (gains)	(1,139)	154	560	119
Settlements	–	–	(536)	–
Corporate restructuring programs giving rise to curtailments/settlement	120	(1,032)	–	–
Foreign currency exchange rate changes	(1,917)	(261)	327	36
Balance, end of period	31,583	3,883	27,194	4,289
Plan assets:
Fair value, beginning of period	31,376	–	27,382	–
Divestitures	–	–	(6,582)	–
Experience gain	–	–	741	–
Annual return on plan assets	(2,627)	–	(1,855)	–
Employer contributions	1,541	–	2,036	–
Benefits paid	(1,133)	–	(1,853)	–
Foreign currency exchange rate changes	(1,775)	–	298	–
Fair value, end of period	27,382	–	20,167	–
Funded status – deficit	(4,201)	(3,883)	(7,027)	(4,289)
Unamortized net actuarial loss	4,471	156	7,094	290
Unamortized past service costs	101	–	77	–
Accrued benefit asset (liability)	$371	$(3,727)	$144	$(3,999)

The divestitures occurred in connection with the sale of the packaging division in 2001. The Company transferred the balance of both the accrued benefit obligation and the plan assets relating to the former employees of this discontinued operation in accordance with the terms of the benefit plans.

Included in the above accrued benefit obligation and fair value of plan assets are the following amounts in respect of benefit plans that are not fully funded:

	December 31 2002		December 31 2002
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Accrued benefit obligation	$30,824	$3,883	$26,624	$4,289
Fair value of plan assets	26,565	—	19,454	—
	$(4,259)	$(3,883)	$(7,170)	$(4,289)

10.    Employee future benefits: (continued)

Plan assets are invested in a pooled balance fund, managed by a professional investment manager, comprised of equity investments in public companies and fixed income securities which satisfy specific rating criteria.

The significant weighted average actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:

	December 31 2002		December 31 2002
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Discount rate	7.0%	7.0%	6.75%	6.75%
Expected long-term rate of return on plan assets	8.0%	—	8.0%	—
Rate of compensation increase	3.5%	—	3.5%	—

The assumed health care cost trend rate at December 31, 2002 was 9%, decreasing 1% per year until an ultimate rate of 5% is reached. The assumed dental care cost trend rate at December 31, 2002 was 3.9%, decreasing by 0.1% per year until an ultimate rate of 3% is reached.

The Company's net benefit plan expense is as follows:

	Year ended December 31
	2000		2001		2002
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Current service cost	$1,357	$107	$1,404	$105	$952	$83
Interest cost	2,180	310	2,229	325	1,809	302
Expected return on plan assets	(2,397)	—	(2,386)	—	(1,691)	—
Amortization of past service costs	13	—	25	—	25	—
Amortization of net actuarial loss	—	—	1	—	63	5
Settlement loss	11	—	—	—	93	—
Curtailment loss	550	—	—	—	—	—
Net benefit plan expense	$1,714	$417	$1,273	$430	$1,251	$390

11.    Capital stock and contributed surplus:

(a)	Capital stock:

Authorized:
Unlimited Class I preferred shares
Unlimited Class II preferred shares
Unlimited common shares

Issued and fully paid:

	Number of Shares	Amount
Common shares:
Balance, January 1, 2000	20,010,916	$118,671
Issued for cash in 2000 (including a tax benefit of $599)	13,258,350	23,469
Balance, December 31, 2000	33,269,266	142,140
Issued for cash in 2001 (including a tax benefit of $552)	16,666,668	21,420
Balance, December 31, 2001, December 31, 2002 and June 30, 2003	49,935,934	$163,560

(b)	Contributed surplus:

As disclosed in Note 9, the Company has issued 4,171,798 warrants to the holder of its subordinated term credit facility at an exercise price of Cdn. $1.57 per share and expiring on January 11, 2007. Under certain conditions, the warrants are cancellable at the option of the Company. The fair value of these warrants on January 10, 2002, the date of issuance, was U.S. $4,275. This credit facility was amended on June 2, 2003 whereby the existing warrants were extinguished and re-issued at the same exercise price per share to expire on June 2, 2008.

On June 2, 2003, 916,878 additional warrants were issued to the holders of the subordinated term credit facilities. 68,766 warrants have an exercise price of Cdn. $1.57 per share and 848,112 warrants are exercisable at Cdn. $0.72 per share expiring on June 2, 2008. Under certain conditions, the warrants are cancellable at the option of the Company. The fair value of these warrants on June 2, 2003, the date of issuance, was Cdn. $335. This amount has been credited to Contributed Surplus and recorded as a reduction of the principal amount of the subordinated term credit facility.

At December 31, 2002 and June 30, 2003, the book value of these warrants was $3,389 and $3,777, respectively; the amortization of $866 during the year ended December 31, 2002 (June, 2002 – $422; June, 2003 – $488) represents a component of the financing costs associated with this facility.

The fair value of the warrants at the date of grant has been estimated using the Black-Scholes option pricing model with the following assumptions: weighted average risk free interest rate of 4.9% (June, 2003 – 3.3%); dividend yield of 0.0% (June, 2003 – 0.0%); volatility factor of the Company's common shares of 82% (June, 2003 – 106%) and a weighted average expected life of the warrants of 4.9 years (June, 2003 – 5 years).

11.    Capital stock and contributed surplus: (continued)

On March 8, 2002, the Company enacted the AT Plastics Restricted Stock Unit ("RSU") Plan whereby under Board of Directors approval, certain employees are granted annual awards to receive common shares of the Company as part of their total compensation. The Company has reserved 150,000 common shares pursuant to the RSU Plan. RSU's vest three years after the date of the initial grant. During 2002, 129,715 RSU's were granted, 15,751 RSU's were forfeited, leaving 113,964 RSU's outstanding at December 31, 2002. No RSU's were granted or expired during the six months ended June 30, 2003. The fair value of these awards as determined on the date of granting is $195. This amount has been credited to Contributed Surplus and included in Other Assets and is being amortized evenly over the vesting period and recorded as compensation expense. The compensation expense recorded for the year ended December 31, 2002, in respect of this plan, was $53. The compensation expense recorded for the six months ended June 30, 2002 and 2003 was $24 and $33 respectively. The fair value of these awards was determined using the Black Scholes option pricing model with assumptions similar to those noted above.

(c)	Stock option plans:

On April 24, 2001, the Company established a new Executive Stock Option Plan (the "New Plan") in addition to an existing plan (the "Old Plan"). The aggregate numbers of options to purchase common shares, which may be issued under the New Plan and Old Plan, are 3,393,450 and 1,600,000, respectively. Options to purchase common shares of the Company under the New Plan may be granted by the Board of Directors to certain executives of the Company. These options are exercisable on a cumulative basis over three years and expire 10 years from the date of grant. The Company also has a Director Stock Option Plan (the "Director Plan") which has terms similar to the above plans except options under this plan may be exercised when granted.

	Number of options	Weighted average exercise price ($Cdn)
Outstanding, December 31, 1999	1,091,533	$10.29
Granted	828,242	2.75
Outstanding, December 31, 2000	1,919,775	7.04
Granted	765,000	2.19
Outstanding, December 31, 2001	2,684,775	5.66
Granted	1,012,500	1.90
Expired	(546,278)	6.12
Outstanding, December 31, 2002	3,150,997	4.37
Granted	862,500	0.53
Expired	(12,000)	1.81
Outstanding, June 30, 2003 (unaudited)	4,001,497	$3.55

None of the options have been exercised during the years presented.

11.    Capital stock and contributed surplus: (continued)

The following table summarizes stock options outstanding at December 31, 2002:

(Exercise prices are in Canadian dollars)

Range of exercise prices $Cdn	Number outstanding, December 31 2002	Weighted average remaining contractual life (years)	Weighted average exercise price ($Cdn)	Number exercisable, December 31 2002	Weighted average exercise price ($Cdn)
$1.68 – $2.50	1,927,500	8.5	$2.11	678,334	$2.25
$2.51 – $3.29	378,242	7.3	2.98	378,242	2.98
$8.00 – $13.95	845,255	4.0	10.16	845,255	8.16

The following table summarizes stock options outstanding at June 30, 2003:

Range of exercise prices $Cdn	Number outstanding, June 30, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price ($Cdn)	Number exercisable, June 30, 2003	Weighted average exercise price ($Cdn)
$0.53	861,500	9.7	$0.53	—	$—
$1.68 – $2.50	1,916,500	8.0	2.11	1,083,594	2.30
$2.51 – $3.29	378,242	6.8	2.98	378,242	2.98
$8.00 – $13.95	845,255	3.5	10.16	845,255	8.16

The Company applies the intrinsic value based method of accounting for stock based compensation awards granted to employees and directors. As the exercise price of the options was based on the market price at the time of the grant of the Company's Stock, no compensation cost has been recognized. CICA Handbook Section 3870 allows companies to only include options issued subsequent to December 31, 2001 in the pro forma calculation of loss for periods after this date. Had compensation cost options granted to employees and directors subsequent to December 31, 2001 been determined based on the fair value at the grant date, pro forma net loss and net loss per share for the year ended December 31, 2002 would have been increased by $276 and $0.01 per share respectively. For the six months ended June 30, 2002 and 2003, pro forma net loss and net loss per share would have increased by $103 and $nil per share and $146 and $nil per share, respectively.

The compensation cost reflected in these pro forma amounts was calculated using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31	Six months ended June 30
	2002	2002	2003
		(Unaudited)
Weighted average risk free interest rate	4.66%	4.66%	3.59%
Dividend yield	0.00%	0.00%	0.00%
Volatility factor	82.00%	82.00%	106.00%
Weighted average expected life of options	3 years	3 years	3 years

For purposes of pro forma disclosure, the estimated fair value of these options is amortized, as compensation expense, on a straight line basis over the options' vesting period of 3 years.

12.    Income taxes:

Income tax expense (recovery) differs from the amount that would be computed by applying the Federal and provincial statutory income tax rates to income from continuing operations. The reasons for the differences are as follows:

	Year ended December 31			Six months ended June 30
	2000	2001	2002	2002	2003
				(Unaudited)
Income (loss) before income taxes from continuing operations	$(2,793)	$(20,333)	$(10,132)	$(5,457)	$3,125
Income taxes payable (recoverable) at statutory manufacturing andprocessing income tax rates	(1,017)	(7,280)	(3,489)	(1,938)	1,096
Foreign exchange adjustment	—	651	154	308	(905)
Rate reduction on loss incurred inforeign jurisdiction	—	702	—	—	—
Large Corporations Tax	607	526	480	—	217
Change in valuation allowance	—	904	448	—	8,245
Other	744	552	187	(740)	(510)
Income tax expense (recovery)	$334	$(3,945)	$(2,220)	$(2,370)	$8,143

At December 31, 2002, Company has available to reduce future years' taxable income, unclaimed scientific research and experimental development expenditures of approximately $7,290, which can be carried forward indefinitely. The benefit of these unclaimed expenditures has not been recognized in these financial statements.

12.    Income taxes: (continued)

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future tax liabilities at December 31 are presented below:

	December 31, 2001			December 31, 2002
	Canada	U.S.	Total	Canada	U.S.	Total
Future income tax assets:
Employee future benefits	$1,286	$—	$1,286	$1,380	$—	$1,380
Development costs	1,864	—	1,864	1,977	—	1,977
Deferred interest and financing fees	—	—	—	674	—	674
Losses carried forward	2,984	5,494	8,478	3,246	4,881	8,127
Share issue costs	797	—	797	504	—	504
Other	388	—	388	461	—	461
Total future tax assets	7,319	5,494	12,813	8,242	4,881	13,123
Less valuation allowance	879	—	879	1,334	—	1,334
	6,440	5,494	11,934	6,908	4,881	11,789
Future income tax liabilities:
Fixed and other assets	(7,012)	—	(7,012)	(3,876)	—	(3,876)
Investment tax credits	(520)	—	(520)	(558)	—	(558)
Other				(50)	—	(50)
Total future tax liabilities	(7,532)	—	(7,532)	(4,484)	—	(4,484)
Net future tax assets	$(1,092)	$5,494	$4,402	$2,424	$4,881	$7,305

The Canadian income tax losses carried forward expire in varying amounts to 2009 and the U.S. losses carried forward expire in varying amounts to 2021. These losses are available to reduce taxable income of future years.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, the character of the tax asset and tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not criteria realization criteria, a valuation allowance is recorded against future income tax assets.

During the six-month period ended June 30, 2003, the Company determined that an additional valuation allowance of $8,245 was required with respect of its future income tax assets.

13.    Loss per share:

The computations for basic and diluted loss per share are as follows:

	Year ended December 31			Six months ended June 30
	2000	2001	2002	2002	2003
				(Unaudited)
Loss before discontinued operations	$(3,127)	$(16,388)	$(7,912)	$(3,087)	$(5,018)
Loss from discontinued operations	(14,950)	(2,161)	—	—	—
Loss for the period	(18,077)	(18,549)	(7,912)	(3,087)	(5,018)
Weighted average number of common shares outstanding:
Basic	31,385,566	39,288,722	49,935,934	49,935,934	49,935,934
Diluted	31,385,566	39,288,722	49,935,934	49,935,934	49,935,934
Loss per share:
Basic and diluted before discontinued operations	(0.10)	(0.42)	(0.16)	(0.06)	(0.10)
Basic and diluted discontinued operations	(0.47)	(0.05)	—	—	—
Basic and diluted	(0.57)	(0.47)	(0.16)	(0.06)	(0.10)

There is no dilutive effect on earnings per share from outstanding options (note 11) for the periods presented.

14.    Old lending facilities exit costs and Special charges:

(a)	Old lending facilities exit costs:

	Year ended December 31			Six months ended June 30
	2000	2001	2002	2002	2003
				(Unaudited)
Old lender restructuring fee(1)	$—	$5,217	$(1,466)	$(1,466)	$—
Make-whole payments(2)	—	323	7,339	7,339	—
Write-off of deferred financing costs	—	—	557	557	—
Settlement with lender of forward exchange contracts(3)	—	795	—	—	—
	$—	$6,335	$6,430	$6,430	$—

(b)	Special charges:

	Year ended December 31			Six months ended June 30
	2000	2001	2002	2002	2003
				(Unaudited)
Redundant equipment, leases and other (4)	$—	$910	$16	$—	$—
Special compensation payments	—	600	—	—	—
Workforce reductions(5)	1,716	172	—	—	1,238
Employment contract terminations[6]	1,192	—	—	—	—
Write-off of investment tax credits recoverable(7)	—	—	—	—	1,864
Legal, consulting and other costs(8)	—	2,504	—	—	—
Acetex transaction costs(9)	—	—	—	—	652
	$2,908	$4,186	$16	$—	$3,754

(1)	$1,466 of the old lender restructuring fee provision was reversed on January 10, 2002, reflecting the payment on settlement of $3,751 [note 3(a)].

(2)	Make-whole payments to lenders pertaining to debt prepayment that occurred during 2001 and 2002.

(3)	Loss realized on early termination of U.S. dollar forward exchange contracts with old lender to position the Company for refinancing.
(4)	Represents the costs related to the idling of certain bag folding and other equipment deemed to have no future benefit to the Company. At December 31, 2001, this equipment was not in use. The liability with respect to remaining lease obligations was settled with the old lenders on January 10, 2002. A $300 obligation remains outstanding at June 30, 2003.
(5)	The 2000 termination costs were incurred with respect to the relocation of certain administrative functions to Edmonton, Alberta, $301 of this amount remains outstanding at December 31, 2002 (June, 2003 - $67). During 2003, the Company reduced its workforce by 33 employees in the Polymers segment and 2 employees in the Films segment, $890 of this amount remains outstanding at June 30, 2003.
(6)	Reflects amounts paid to the former chief executive officer under the terms of his employment contract.
(7)	Investment tax credits recoverable were written off during the six months ended June 30, 2003 as there is no longer reasonable assurance of realization due to factors described in Note 1.
(8)	Legal, consulting and other costs related to restructuring activities and existing debt facilities.
(9)	AT Plastics costs in connection with Acetex transaction (note 20)

15.    Financial instruments:

(a)   Risk management activities:

The cost of ethylene, the main raw material for the Speciality Polymers business, fluctuates with the price of natural gas. As a means of hedging its ethylene cost exposure, the Company purchases natural gas call options because the correlation between changes in the prices of natural gas and ethylene provide protection against increases in the price of ethylene. At December 31, 2001, the Company had natural gas call options outstanding that establish a cap price on the purchase of notional quantities amounting to 716,000 mm BTU's and 1,018,600 gigajoules of natural gas at U.S. $3.75 per million BTU's and Cdn. $4.72 per gigajoule, respectively to hedge anticipated purchase of ethylene. These options were for February, 2002.

At December 31, 2002, the Company had natural gas call options outstanding that establish a cap price on the purchase of notional quantities amounting to 444,000 mm BTU's and 1,383,500 gigajoules of natural gas at U.S. $6.50 to $7.45 per million BTU's and Cdn. $8.65 to $10.00 per gigajoule, respectively to hedge anticipated purchases of ethylene. These options covered the period January to March 2003.

At June 30, 2003, the Company has natural gas call options outstanding that establish a cap price on the purchase of notional quantities amounting to 536,500 mm BTU's and 1,533,000 gigajoules of natural gas at U.S. $8.10 to $11.40 per million BTU's and Cdn. $9.40 to $13.20 per gigajoule, respectively to hedge anticipated purchase of ethylene. These options cover the period July to September, 2003.

In prior years, as part of a risk management program, the Company entered into forward foreign exchange contracts to hedge its foreign currency exposure on U.S. sales. The contracts obliged the Company to sell U.S. dollars in the future at predetermined exchange rates. The contracts were matched with anticipated future sales in U.S. dollars. The Company's policy in prior years was to enter into forward foreign exchange contracts or other similar hedges of exchange risk for no more than 75% of export sales anticipated in each month during the following 12 months. During 2001, the Company discontinued this hedging program and at December 31, 2001, there were no outstanding foreign exchange contracts.

At June 30, 2003, 3 customers accounted for approximately 25% of total accounts receivable (December 31, 2002 – 3 customers; 28%, December 31, 2001 – 3 customers; 25%). The remaining accounts receivable are from customers widely dispersed primarily in North America with individual customers comprising generally less than 5% of the outstanding balance at any time during the year. The Company mitigates credit risk by requesting letters of credit from selected customers.

(b)   Fair values:

The fair values of cash, cheques issued in excess of cash on deposit, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of the instruments. The fair values of other financial assets and liabilities, both recognized and unrecognized, are as follows:

15.    Financial instruments: (continued)

	December 31 2001		December 31 2002		June 30 2003
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
					(Unaudited)
Other financial assets:
Natural gas call options	$193	$8	$62	$12	$72	$14
Other financial liabilities:
Long-term debt, exclusive of related warrants (note 9)	102,992	80,362	102,829	107,078	119,397	N/A

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

The fair value of natural gas call options is estimated using the market price of options with similar terms at period end.

The fair value of long-term debt was estimated based on the present value of contractual future payments of principal and interest, discounted at the current market rates of interest available to the Company for the same or similar debt instruments. It is not practicable to estimate the fair value of the long-term debt at June 30, 2003 given the Company's failure to meet certain of its debt covenants and other factors, as described in note 1.

16.    Commitments and contingencies:

(a)   Operating leases:

Under the terms of operating leases, the Company is committed, as at December 31, 2002, to rental payments until expiry of leases as follows:

Year ending December 31:
2003	$2,477
2004	2,208
2005	2,114
2006	1,995
2007	1,701
Thereafter	5,651

(b)   Purchases:

The Company has entered into a 15-year ethylene supply contract that commenced in 1999 for approximately 125,000 tonnes per year under a limited take-or-pay arrangement.

(c)   Other:

Management believes that any costs resulting from environmental matters known to it will not have a material impact on the Company's financial position and results of operations.

17.    Segmented information:

As a result of the sale of the Company's Wire and Cable business and its Packaging business in 2001, the Company now conducts business in two business segments: Specialty Polymers and Films.

(a)   Specialty Polymers:

The Company's Polymers business produces specialty ethylene-based plastic raw materials used in the manufacture of laminating products, adhesives, automotive applications, packaging, pipe and medical products. This segment also included the Company's Flexet® business, which was sold on December 24, 2001 (note 5).

17.    Segmented information: (continued)

(b)   Films:

The Company's Films business produces specialty films (plastics sheeting) used for coverings for greenhouses and agricultural storage products.

Results by business segment:

	Year ended December 31			Six months ended June 30
	2000	2001	2002	2002	2003
				(Unaudited)
Segment revenue:
Specialty Polymers	$151,504	$139,122	$132,911	$65,709	$77,285
Films	29,189	27,084	28,037	11,912	13,193
	180,693	166,206	160,948	77,621	90,478

Elimination of intersegment sales	(10,448)	(7,605)	(4,695)	(2,391)	(4,370)
	$170,245	$158,601	$156,253	$75,230	$86,108

	Year ended December 31			Six months ended June 30
	2000	2001	2002	2002	2003
				(Unaudited)
Earnings before interest, taxes, depreciation and amortization, special charges, foreign exchange, gain on sale of assets, and discontinued operations:
Specialty Polymers	$29,989	$19,690	$23,293	$11,124	$12,459
Films	3,133	1,625	1,382	558	1,209
Corporate and other	(3,832)	(1,236)	(2,350)	(896)	(2,024)
	29,290	20,079	22,325	10,786	11,644
Depreciation and amortization:
Specialty Polymers	12,120	12,033	9,487	4,636	5,248
Films	1,246	1,395	869	383	454
Corporate and other	858	2,718	2,180	143	171
	$14,224	$16,146	$12,536	$5,162	$5,873

17.    Segmented information: (continued)

	Year ended December 31			Six months ended June 30
	2000	2001	2002	2002	2003
				(Unaudited)
Segment operating profits:
Specialty Polymers	$17,869	$7,657	$13,806	$6,488	$7,211
Films	1,887	230	513	175	755
Corporate and other	(4,690)	(3,954)	(4,530)	(1,039)	(2,195)
	15,066	3,933	9,789	5,624	5,771
Interest and fees on long-term debt	13,035	14,282	14,180	7,788	9,030
Old lending facilities exit costs and special charges	2,908	10,521	6,446	6,430	3,754
Other income/gains	780	(65)	(37)	—	—
Foreign exchange loss (gain)	1,136	399	(668)	(3,137)	(10,138)
Gain on sale of assets	—	(871)	—	—	—

Income (loss) before income taxes and discontinued operations	$(2,793)	$(20,333)	(10,132)	$(5,457)	$3,125

Identifiable assets:
Specialty Polymers	$242,455	$213,901	$210,924	$216,725	$243,075
Films	25,165	21,320	23,103	29,402	35,745
	267,620	235,221	234,027	246,127	278,820

Assets of discontinued businesses	39,928	—	—	—	—
Assets not included in segments	3,630	20,435	13,742	14,303	4,280
	$311,178	$255,656	$247,769	$260,430	$283,100

	Year ended December 31			Six months ended June 30
	2000	2001	2002	2002	2003
				(Unaudited)
Expenditures for fixed assets:
Specialty Polymers	$3,988	$2,625	$2,506	$1,519	$931
Films	774	724	1,113	526	347
Other	—	236	142	15	53
Discontinued operations	1,081	1,088	—	—	—
	$5,843	$4,673	$3,761	$2,060	$1,331

17.    Segmented information: (continued)

Results by geographic segment:

	Year ended December 31			Six months ended June 30
	2000	2001	2002	2002	2003
				(Unaudited)
Segment revenue:
Canada	$43,566	$39,438	$33,545	$17,923	$20,970
United States	109,341	102,944	110,375	50,474	58,742
Other	17,338	16,219	12,333	6,833	6,396
	$170,245	$158,601	$156,253	$75,230	$86,108

Identifiable assets:
Canada	$297,915	$242,954	$234,571	$245,019	$268,664
United States	13,263	12,702	13,198	15,411	14,436
	$311,178	$255,656	$247,769	$260,430	$283,100

Geographic segment revenue represents revenue by customer location.

18.    Comparative figures:

Certain comparative figures have been reclassified to conform with the current financial statement presentation.

19.    United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The following table reconciles material issues that could give rise to measurement differences to these consolidated financial statements and their effect on the consolidated financial statements of the Company:

Consolidated statement of operations:

	Year ended December 31			Six months ended June 30
	2000	2001	2002	2002	2003
				(Unaudited)
Loss for the period in conformity with Canadian GAAP	$(18,077)	$(18,549)	$(7,912)	$(3,087)	$(5,018)
Adjustments:
Derivative financial instruments (a)	(2,956)	1,277	135	126	(8)
Development costs (b)	2,486	2,231	(109)	10	(245)
Pensions benefits (c)	(1,074)	(1,828)	599	517	268
Pre-operating costs (d)	7,098	1,015	839	368	331
Income tax effect of the foregoing adjustments (note 12)	(2,022)	(993)	(532)	(369)	(194)
	3,532	1,702	932	652	152
Net loss in conformity with U.S. GAAP	$(14,545)	$(16,847)	$(6,980)	$(2,435)	$(4,866)

19.    United States generally accepted accounting principles: (continued)

Consolidated statement of comprehensive income:

	Year ended December 31			Six months ended June 30
	2000	2001	2002	2002	2003
				(Unaudited)
Net loss in conformity with U.S. GAAP	$(14,545)	$(16,847)	$(6,980)	$(2,435)	$(4,866)
Other comprehensive income (loss):
Additional minimum pension liability, net of tax	(75)	(1,043)	(2,465)	(1,611)	(3,145)
Cumulative translation adjustment	(4,912)	(6,458)	1,244	5,579	20,638
Comprehensive income (loss) in accordance with U.S. GAAP	$(19,532)	$(24,348)	$(8,201)	$1,533	$12,627

The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Year ended December 31			Six months ended June 30
	2000	2001	2002	2002	2003
				(Unaudited)
Loss available to shareholders	($14,545)	($16,847)	($6,980)	($2,435)	($4,866)
Loss per share:
Basic and diluted before discontinued operations	$0.13	$(0.38)	$(0.14)	$(0.05)	$(0.10)
Basic and diluted from discontinued operations	$(0.33)	$(0.05)	$—	$—	$—
Basic and diluted	$(0.46)	$(0.43)	$(0.14)	$(0.05)	$(0.10)

The cumulative effect of these adjustments on shareholders' equity of the Company is as follows:

	Year ended December 31		As at June 30
	2001	2002	2003
			(Unaudited)
Shareholders' equity based on Canadian GAAP	$125,410	$123,192	$139,147
Derivative financial instruments, net of tax	(118)	(33)	(58)
Minimum pension liability, net of tax	(1,118)	(3,583)	(6,727)
Pension asset, net of tax	1,023	1,439	2,461
Development costs, net of tax	(1,026)	(1,120)	(1,952)
Pre-operating costs, net of tax	(1,180)	(655)	(669)
Restricted stock unit plan (e)	—	(142)	(109)
Shareholders' equity based on U.S. GAAP	$122,991	$119,098	$132,093

(a)   Derivative financial instruments:

Canadian GAAP does not require the recognition of derivative instruments on the consolidated balance sheet at fair values. Under U.S. GAAP, entities must follow the recommendations of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

19.    United States generally accepted accounting principles: (continued)

(i)	During 2000, the Company had forward exchange contracts to sell U.S. dollars at varying rates, which are accounted for as hedges under Canadian GAAP. Under U.S. GAAP, these contracts are not considered hedges as they are not matched to specific sales, and gains and losses are determined at the reporting date and recorded in net income for the year.
(ii)	The Company's main feedstock is ethylene, which is derived from natural gas. The Company purchases natural gas call options [see note 15(a)] to mitigate its risk to ethylene price movements. Under U.S. GAAP, these natural gas call options are not considered hedges and accordingly the change in the fair value of these call options is immediately recognized in earnings.

(b)   Development costs:

Certain costs for product development, which satisfy specified criteria for recoverability are deferred and amortized under Canadian GAAP. Under U.S. GAAP, these costs, including fixed assets used only for product development, are expensed as incurred.

(c)   Pensions and post-retirement benefits:

Effective January 1, 2000, the Company adopted CICA Handbook Section 3461 retroactively without restatement. Accordingly, there is a U.S. GAAP difference due to the Company having adopted the comparable U.S. GAAP pronouncements at earlier dates. In addition, the Company is required to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeds the accrued pension liability or if there is a prepaid pension asset with respect to a plan. If an AML is recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, is also recognized. The excess of the AML, over the intangible asset, if any, is charged to other comprehensive income, net of income tax effects.

(d)   Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under U.S. GAAP, these costs are expensed as incurred.

(e)   Restricted stock unit plan:

Under Canadian GAAP, the fair value of the awards granted under the Restricted Stock Unit Plan was credited to contributed surplus and included in other assets to be amortized to compensation expense over the vesting period. Under U.S. GAAP, the deferred compensation associated with these awards is a deduction from shareholders' equity.

(f)   Statements of cash flows:

Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. U.S. GAAP requires that bank advances be reported as financing cash flows. As a result, under U.S. GAAP, financing cash flows would be increased by $106 to $(2,795) in 2002 to report cash of $nil at December 31, 2002. During the six month period ended June 30, 2002, cash flow would be increased by $117 to $3,099 to report cash of $nil at June 30, 2002. During the six month period ended June 30, 2003, financing cash flow would be increased by $1,256 to $11,838 to report cash of $nil at June 30, 2003.

(g)   Recent United States accounting pronouncements:

In June 2001, the U.S. Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial

19.    United States generally accepted accounting principles: (continued)

accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company was required to adopt the provisions of SFAS 143 effective January 1, 2002. The Company plans to operate its manufacturing facility indefinitely and thus is unable to make a reasonable estimate of the fair values of the associated asset retirement obligations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB's conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company expects the adoption of this standard will affect the timing of recognizing liabilities, and the amount recognized, in respect of future exit activities, if any.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. At December 31, 2002 and June 30, 2003, the Company has not provided any guarantees.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and is applicable to existing variable interest entities as of the beginning of the Company's third quarter beginning July 1, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest(s) that will absorb a majority of the variable interest entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both to consolidate that variable interest entity. For periods prior to FIN 46's effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance is effective. The Company is currently estimating the impact of adopting the requirements of FIN 46.

20.    Combination agreement with Acetex Corporation:

Pursuant to the terms of the Combination Agreement dated June 20, 2003 (the "Agreement") between Acetex Corporation ("Acetex"), 2028569 Ontario Limited ("Subco"), a wholly-owned subsidiary of Acetex, and the Company, Acetex agreed to acquire all of the issued and outstanding equity securities of the Company (the "Acquisition"). The Acquisition is to be consummated through the amalgamation of Subco and the Company and the concurrent issuance

20.    Combination agreement with Acetex Corporation: (continued)

of equity securities by Acetex to the equity holders of the Company at that time. The Agreement provides that upon the amalgamation becoming effective, Acetex will issue:

(i)	that number of common shares determined by multiplying the number of outstanding common shares of the Company by one-sixth (that is one common share for every six common shares of the Company tendered) (the "Exchange Ratio");
(ii)	that number of common shares determined by multiplying the number of common shares of the Company that are subject to issued Restricted Stock Units by the Exchange Ratio;
(iii)	706,760 warrants to purchase common shares having an exercise price per share equal to the closing price Acetex's common shares on the Toronto Stock Exchange on the date of consummation of the amalgamation (the "Effective Date") and 141,352 warrants having an exercise price per share of CDN $4.32 each, all expiring June 2, 2008, in exchange for all outstanding warrants of the Company; and
(iv)	options to purchase common shares of Acetex determined by multiplying the number of the Company's options at the Effective Date by the Exchange Ratio having an exercise price per Acetex share equal to the exercise price per share of the particular option of the Company at the Effective Date divided by the Exchange Ratio. Other than as provided above, the term, exercisability and all other terms and conditions of the Company's options in effect at the Effective Date shall govern the Company's options as so assumed by Acetex.

Based on the number of the Company's common shares and restricted stock option units outstanding at June 20, 2003, Acetex will be required to issue approximately 8,341,649 common shares to consummate the acquisition.

The consummation of the transaction of the transaction is dependent on a number of conditions, including, among others, shareholder approval at a special meeting to be held on August 1, 2003 and that the Company will have entered into agreements with its term lenders providing that the credit facilities may be repaid after the effective date for the principal amount of the facilities plus an additional amount not to exceed U.S. $850 and providing that the warrants held by the lenders be cancelled in consideration for warrants to purchase Acetex shares. The Company has obtained the consent of the lenders to the foregoing.

The Company has agreed to pay to Acetex U.S. $5,000, or the equivalent value of common shares of the Company in lieu, as a termination fee if the directors of the Company change their recommendation in favour of the transaction or if the Company consummates a transaction with another party.

Acetex has agreed to pay the Company U.S. $5,000, or the equivalent value of common shares of Acetex in lieu, as a termination fee in certain circumstances if Acetex fails to complete the transaction as a result of its inability to arrange financing. Each of the Company and Acetex has agreed to pay to the other U.S. $1,000 or the equivalent value of common shares in lieu, in the event the transaction is terminated by either the Company or Acetex, as the case may be, as a result of breach by the other party of any of the representations, warranties or covenants contained in the agreement.

Pro Forma Consolidated Financial Statements
(Expressed in United States dollars)

ACETEX CORPORATION

Six months ended June 30, 2003 and 2002
Twelve months ended June 30, 2003
Year ended December 31, 2002

(Unaudited)

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information is based on the historical financial statements of the Company and AT Plastics included elsewhere in this offering memorandum. Specifically, the pro forma consolidated financial statements have been compiled from financial information in the:

(a)	audited consolidated financial statements of the Company as at and for the year ended December 31, 2002;
(b)	unaudited consolidated financial statements of the Company as at June 30, 2003 and for the six months ended June 30, 2002 and 2003;
(c)	audited financial statements of AT Plastics Inc. as at and for the year ended December 31, 2002;
(d)	unaudited financial statements of AT Plastics as at June 30, 2003 and for the six months ended June 30, 2002 and 2003; and
(e)	the additional information described in the subsection below captioned "The Pro Forma Trasactions".

The unaudited pro forma combined balance sheet as of June 30 2003 gives effect to the acquisition of AT Plastics and the related transactions as if they had occurred on June 30, 2003. The unaudited pro forma combined statements of operations for the six month periods ended June 30, 2002 and June 30, 2003, and the year ended December 31, 2002 give effect to the acquisition of AT Plastics and the related transactions as if they had occurred on January 1, 2002. The unaudited pro forma consolidated statement of operations for the twelve month period ended June 30, 2003 is derived by adding the pro forma results for the year ended December 31, 2002 and the six months ended June 30, 2003 and subtracting the pro forma results for the six months ended June 30, 2002. The pro forma consolidated statements of operations do not give effect to synergies that might result from the transactions described below or any non-recurring charges or credits, and related tax effects, directly attributable to the transactions.

This unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what the Company's results of operations or financial position would actually have been had the AT Plastics Acquisition and the related transactions in fact occurred on the dates specified, nor does the information purport to project the Company's results of operations for any future period or financial position at any future date. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon completion of the AT Plastics Acquisition and the related transactions.

The unaudited pro forma financial information should be read in conjunction with the other information contained in this offering memorandum under the captions "Summary—Summary Unaudited Pro Forma Consolidated Condensed Financial Information", "The AT Plastics Acquisition", "Use of Proceeds", "Capitalization", "Selected Historical and Other Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the respective financial statements of the Company and AT Plastics and the accompanying notes thereto.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The basic pro forma consolidated financial statements have been prepared in accordance with Canadian GAAP. The separate consolidated financial statements of the Company and AT Plastics provide information with respect to material reconciling items between Canadian GAAP and U.S. GAAP. Material measurement differences to pro forma net earnings (loss) and net earnings (loss) per share, extracted from those separate consolidated financial statements, are as follows:

	Year ended December 31 2002	Six months ended		Twelve months ended June 30 2003
		June 30, 2003	June 30, 2002
Net earnings (loss), Canadian GAAP	$(6,605)	$(10,268)	$(839)	$2,824
Reconciling adjustments:
Stock-compensation expense of the Company	(275)	(152)	(24)	(147)
AT Plastics adjustments:
Development costs incurred	(436)	(6)	(397)	(827)
Fair value adjustments on derivative instruments	135	126	(8)	1
Net earnings (loss), US GAAP	$(7,556)	$(10,488)	$(1,456)	$1,476
Net earnings (loss) per share	$(0.22)	$(0.30)	$(0.04)	$0.04

THE PRO FORMA TRANSACTIONS

Following is a summary of the transactions on which the Unaudited Pro Forma Financial Information is based:

(a)   The Acquisition:

Pursuant to the terms of the Combination Agreement dated June 20, 2003 (the "Agreement") between the Company, 2028569 Ontario Limited ("Subco"), a wholly-owned subsidiary of the Company, and AT Plastics, the Company agreed to acquire all of the issued and outstanding equity securities of AT Plastics (the "Acquisition"). The Acquisition is to be consummated through the amalgamation of Subco and AT Plastics and the concurrent issuance of equity securities by the Company to the equity holders of AT Plastics at that time. The Agreement provides that upon the amalgamation becoming effective, the Company will issue:

(i)	that number of common shares determined by multiplying the number of outstanding AT Plastics common shares by one-sixth (that is one common share for every six AT Plastics common shares tendered) (the "Exchange Ratio");

(ii)	that number of common shares determined by multiplying the number of AT Plastics common shares that are subject to issued restricted stock units by the Exchange Ratio;

(iii)	706,760 warrants to purchase common shares having an exercise price per share equal to the closing price of the Company's common shares on the Toronto Stock Exchange on the date of consummation of the amalgamation (the "Effective Date") and 141,352 warrants having an exercise price per share of CDN$4.32 each, all expiring June 2, 2008, in exchange for all outstanding warrants of AT Plastics; and

(iv)	options to purchase common shares of the Company determined by multiplying the number of AT Plastics options at the Effective Date by the Exchange Ratio and having an exercise price per Company share equal to the exercise price per share of the particular AT Plastics option at the Effective Date divided by the Exchange Ratio. Other than as provided above, the term, exercisability and all other terms and conditions of the AT Plastics option in effect at the Effective Date shall govern the AT Plastics option as so assumed by the Company.

Based on the number of AT Plastics common shares and restricted stock units outstanding at June 20, 2003, the Company will be required to issue approximately 8,341,649 common shares to consummate the acquisition.

For accounting purposes, the acquisition of AT Plastics by the Company will be accounted for as a purchase business combination with the Company identified as the acquirer. Based on accounting principles for business combinations and the market price of the Company's equity securities at the time the acquisition was agreed to and announced, the fair value of the consideration issued and net assets acquired have, for purposes of these pro forma consolidated financial statements, been assumed as set out in the table below.

Fair value of consideration issued by the Company:

(thousands)
Common shares	$39,371
Warrants	1,262
Options	404
Costs	9,100
$50,137

The fair value of the options and warrants to be issued has been determined by application of the Black-Scholes option pricing model and factors consistent to those of the Company on June 20, 2003.

Assets acquired (liabilities assumed):

(thousands)
Current assets	$69,297
Current liabilities	(23,650)
Working capital	45,647
Property, plant and equipment	137,711
Other long-term liabilities	(13,826)
Long-term debt, including current portion of long-term debt	(119,395)
$50,137

Costs include all incremental costs directly attributable to the Acquisition, but exclude costs directly related to the debt offering described below.

The purchase price and its allocation to the net assets of AT Plastics acquired by the Company will only be finalized at the time of the consummation of the Acquisition based, in part, on the market value of the Company's common shares, the finalization of direct acquisition costs and the fair value of AT Plastics net assets at that date. The amounts set out above are preliminary only and are subject to change.

(b)    Debt offering:

Concurrent with the acquisition, the Company anticipates completing an increase to its existing bond indenture, having a face value of approximately $75.0 million bearing interest at 10 7/8% per annum maturing in August 2009. For purposes of these pro-forma consolidated financial statements, it is assumed that the bonds will be sold at a 9% premium, reflecting the market price of the Company's existing long-term indebtedness at the date of completion of these pro forma consolidated financial statements. Estimated costs associated with the offering, including commissions and other direct costs, are $3.75 million. Net proceeds of $78 million will be applied, together with cash on hand, to the repayment of the term debt of AT Plastics. The revolving credit facility of AT Plastics of $35.7 million at June 30, 2003 is not to be refinanced in conjunction with the Acquisition and will remain in place. The amortization of the premium, offset by the amortization of the financing costs, will be recognized over the remaining term of the debt by an adjustment to interest expense.

ACETEX CORPORATION

Pro Forma Consolidated Balance Sheet
(Unaudited – see Compilation Report)
(Expressed in thousands of United States dollars)

June 30, 2003

	Acetex Corporation	AT Plastics Inc.	Pro forma adjustments		Pro forma
Assets
Current assets:
Cash and cash equivalents	$71,438	$—	$(17,301)	(a)	$54,137
Accounts receivable	53,924	30,419	—		84,343
Inventories	30,721	38,353	—		69,074
Prepaid expenses and other	7,004	525	—		7,529
	163,087	69,297	(17,301)		215,083
Property, plant and equipment	111,065	205,629	(67,918)	(b)	248,776
Other assets	16,320	8,174	(4,424)	(c)	20,070
	$290,472	$283,100	$(89,643)		$483,929

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	71,275	23,451	(2,458)	(d)	92,268
Current portion of long-term debt	—	115,564	(115,525)	(e)	39
	71,275	139,015	(117,983)		92,307
Other long-term liabilities	5,234	4,882	8,944	(f)	19,060
Long-term debt	190,000	56	117,505	(g)	307,561
	266,509	143,953	8,466		418,928
Shareholders' equity:
Share capital	63,640	163,560	(163,560)	(h)	103,011
			39,371	(i)
Additional paid-in capital	—	4,785	(4,785)	(h)	1,667
			1,667	(i)
Deficit	(12,426)	(39,710)	39,710	(h)	(12,426)
Cumulative translation adjustment	(27,251)	10,512	(10,512)	(h)	(27,251)
	23,963	139,147	(98,109)		65,001
	$290,472	$283,100	$(89,643)		$483,929

PRO FORMA CONSOLIDATED BALANCE SHEET ADJUSTMENTS

(a)	reflects the net impact of the following:

(thousands)
Payment of direct acquisition costs	$(9,100)
Proceeds of the notes offered herein, net of estimated fees and expenses	78,000
Payment of AT Plastics debt, accrued interest and related fees	(86,201)
$(17,301)

The payment of AT Plastics debt, accrued interest and related fees is comprised of the following:

(thousands)
Principal amount of term debt	$(79,289)
Deferred interest	(4,256)
Accrued interest and fees	(1,806)
Debt repayment fee	(850)
$(86,201)

(b)	reflects the adjustment to the carrying value of AT Plastics' property, plant and equipment as a result of the application of purchase accounting adjustments for the Acquisition, comprised of:

(thousands)
Property, plant and equipment carrying value in AT Plastics consolidated financial statements	$205,629
Adjustment to the carrying value of AT Plastics' property, plant and equipment as a result of the application of the purchase accounting adjustments for the Acquisition	(67,918)
Value assigned to AT Plastics' property, plant and equipment	$137,711

(c)	reflects the net impact of the following:

(thousands)
Adjustment to the carrying value of AT Plastics' other assets as a result of the application of purchase accounting adjustments for the Acquisition	$(8,174)
Estimated fees and expenses of the notes offered herein	3,750
$(4,424)

(d)	reflects the net impact of the following:

(thousands)
Adjustment to the carrying value of AT Plastics' accounts payable and accrued liabilities as a result of the application of purchase accounting adjustments for the Acquisition	$198
Payment of accrued interest and fees related to AT Plastics' indebtedness to be settled concurrent with the Acquisition	(2,656)
$(2,458)

(e)	reflects the net impact of the following:

(thousands)
Adjustment to the carrying value of AT Plastics' debt as a result of application of purchase accounting adjustments for the Acquisition	$3,775
Principal amount of term debt to be repaid	(79,289)
Deferred interest to be repaid	(4,256)
Reclassification of AT Plastics' revolving credit facility from current liabilities to long-term liabilities	(35,755)
$(115,525)

(f)	reflects the adjustment to the carrying value of AT Plastics' other long-term liabilities as a result of application of purchase accounting adjustments for the Acquisition, comprised of:

(thousands)
Unfunded defined benefit pension plans	$13,486
Unfunded other benefit plans	340
Value assigned to AT Plastics' other long-term liabilities	$13,826

(g)	reflects the net impact of the following:

(thousands)
Notes offered herein, including premium	$81,750
Reclassification of AT Plastics' revolving credit facility to long-term liabilities from current liabilities	35,755
$117,505

(h)	reflects the impact of the elimination of shareholders' equity balances of AT Plastics as a result of the application of purchase accounting for the Acquisition.

(j)	reflects the value assigned to common shares, options and warrants issued by the Company, all as a result of the application of purchase accounting for the Acquisition.

PRO FORMA CONSOLIDATED SHARE CAPITAL AT JUNE 30, 2003
IS CALCULATED AS FOLLOWS

	Number of shares	Amount
		(thousands)
The Company, outstanding at June 30, 2003	25,499,864	$63,640
Shares issued on acquisition of AT Plastics	8,341,649	39,371
	33,841,513	$103,011

ACETEX CORPORATION

Pro Forma Consolidated Statement of Operations
(Unaudited – see Compilation Report)
(Expressed in thousands of United States dollars, except per share data)

Year ended December 31, 2002

	Acetex Corporation	AT Plastics Inc.	Pro forma adjustments		Pro forma
Sales	$205,529	$156,253	$(10,229)	(a)	$351,553
Cost of goods sold and operating	178,249	133,928	(10,322)	(b)	301,855
Amortization	16,248	12,536	(5,870)	(c)	22,914
Restructuring costs	—	16	—		16
	194,497	146,480	(16,192)		324,785
Operating income	11,032	9,773	5,963		26,768
Other expenses:
Interest expense	20,480	14,180	(5,066)	(e)	29,594
Foreign exchange loss (gain)	3,504	(668)	730	(f)	3,566
Other	(29)	6,393	(6,430)	(g)	(66)
	23,955	19,905	(10,766)		33,094
Earnings (loss) before income taxes	(12,923)	(10,132)	16,729		(6,326)
Income tax expense (recovery)	—	(2,220)	2,874	(h)	654
Net earnings (loss)	$(12,923)	$(7,912)	$13,855		$(6,980)
Net loss per common share (note 4)	$(0.49)			(i)	$(0.20)
Weighted average number of common shares outstanding (thousands)	26,314				34,656

See accompanying notes to pro forma consolidated financial statements.

ACETEX CORPORATION

Pro Forma Consolidated Statement of Operations
(Unaudited)
(Expressed in thousands of United States dollars, except per share data)

Six months ended June 30, 2002

	Acetex Corporation	AT Plastics Inc.	Pro forma adjustments		Pro forma
Sales	$99,198	$75,230	$(4,580)	(a)	$169,848
Cost of goods sold and operating	90,158	64,444	(4,627)	(b)	149,975
Amortization	7,804	5,162	(1,829)	(c)	11,137
	97,962	69,606	(6,456)		161,112
Operating income	1,236	5,624	1,876		8,736
Other expenses:
Interest expense	9,993	7,788	(3,360)	(e)	14,421
Foreign exchange loss (gain)	3,692	(3,137)	3,718	(f)	4,273
Other	190	6,430	(6,430)	(g)	190
	13,875	11,081	(6,072)		18,884
Earnings (loss) before income taxes	(12,639)	(5,457)	7,948		(10,148)
Income tax expense (recovery)	—	(2,370)	2,678	(h)	308
Net earnings (loss)	$(12,639)	$(3,087)	$5,270		$(10,456)
Net loss per common share (note 4)	$(0.48)			(i)	$(0.30)
Weighted average number of common shares outstanding (thousands)	26,445				34,787

See accompanying notes to pro forma consolidated financial statements.

ACETEX CORPORATION

Pro Forma Consolidated Statement of Operations
(Unaudited – see Compilation Report)
(Expressed in thousands of United States dollars, except per share data)

Six months ended June 30, 2003

	Acetex Corporation	AT Plastics Inc.	Pro forma adjustments		Pro forma
Sales	$140,299	$86,108	$(5,510)	(a)	$220,897
Cost of goods sold and operating	118,709	74,464	(5,557)	(b)	187,616
Amortization	10,322	5,873	(2,540)	(c)	13,655
Restructuring costs	—	3,754	(2,516)	(d)	1,238
	129,031	84,091	(3,520)		202,509
Operating income	11,268	2,017	5,103		18,388
Other expenses:
Interest expense	10,466	9,030	(4,243)	(e)	15,253
Foreign exchange loss (gain)	1,427	(10,138)	12,577	(f)	3,866
Other	79	—	—		79
	11,972	(1,108)	8,334		19,198
Earnings (loss) before income taxes	(704)	3,125	(3,231)		(810)
Income tax expense (recovery)	—	8,143	(7,926)	(h)	217
Net earnings (loss)	$(704)	$(5,018)	$4,695		$(1,027)
Net loss per common share (note 4)	$(0.03)			(i)	$(0.03)
Weighted average number of common shares outstanding (thousands)	25,529				33,871

See accompanying notes to pro forma consolidated financial statements.

ACETEX CORPORATION

Pro Forma Consolidated Statement of Operations
(Unaudited – see Compilation Report)
(Expressed in thousands of United States dollars, except per share data)

Twelve months ended June 30, 2003

	Acetex Corporation	AT Plastics Inc.	Pro forma adjustments		Pro forma
Sales	$246,630	$167,131	$(11,159)	(a)	$402,602
Cost of goods sold and operating	206,800	143,948	(11,252)	(b)	339,496
Amortization	18,766	13,247	(6,581)	(c)	25,432
Restructuring costs	—	3,770	(2,516)	(d)	1,254
	225,566	160,965	(20,349)		366,182
Operating income	21,064	6,166	9,190		36,420
Other expenses:
Interest expense	20,953	15,422	(5,949)	(e)	30,426
Foreign exchange loss (gain)	1,239	(7,669)	9,589	(f)	3,159
Other	(140)	(37)	—		(177)
	22,052	7,716	3,640		33,408
Earnings (loss) before income taxes	(988)	(1,550)	5,550		3,012
Income tax expense (recovery)	—	8,293	(7,730)	(h)	563
Net earnings (loss)	$(988)	$(9,843)	$13,280		$2,449
Net earnings (loss) per common share (note 4)	$(0.04)			(i)	$0.07
Weighted average number of common shares outstanding (thousands)	25,398				33,740

See accompanying notes to pro forma consolidated financial statements.

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS ADJUSTMENTS

	Year ended December 31, 2002	Six months ended		Twelve months ended June 30, 2003
		June 30, 2002	June 30, 2003
(a) to reclassify AT Plastics' recovery of shipping and handling costs to conform to the presentation adopted by the Company	$(10,229)	$(4,580)	$(5,510)	$(11,159)
(b) reflects the net impact of the following:
• reclassification of AT Plastics' recovery of shipping and handling costs	$(10,229)	$(4,580)	$(5,510)	$(11,159)
• reversal of amortization of post-employment costs	(93)	(47)	(47)	(93)
	$(10,322)	$(4,627)	$(5,557)	$(11,252)
(c) to adjust amortization expense to the amounts calculated based on the assigned value to AT Plastics' property, plant and equipment as a result of the application of purchase accounting adjustments for the acquisition	$(5,870)	$(1,829)	$(2,540)	$(6,581)
(d) to eliminate AT Plastics' expenses related to the Acquisition of $0.6 million and the write-off of investment tax credits receivable of $1.9 million that would not have been recognized as a result of application of purchase accounting for the Acquisition	$—	$—	$(2,516)	$(2,516)
(e) net impact of the following:
• elimination of interest expense on AT Plastics' term debt to be repaid	$(12,722)	$(7,188)	$(8,071)	$(13,605)
• interest expense on notes offered herein including amortization of financing costs related thereto	7,656	3,828	3,828	7,656
	$(5,066)	$(3,360)	$(4,243)	$(5,949)

AT Plastics interest as presented in its separate consolidated financial statements is comprised of the following:

	Year ended December 31, 2002	Six months ended		Twelve months ended June 30, 2003
		June 30, 2002	June 30, 2003
Interest expense related to AT Plastics' term debt to be repaid:
Cash	$10,023	$4,750	$6,537	$11,810
Deferred interest and amortization of financing fees	2,699	2,438	1,534	1,795
	12,722	7,188	8,071	13,605
Interest on revolving credit facility not to be repaid concurrent with the Acquisition	1,458	600	959	1,817
	$14,180	$7,788	$9,030	$15,422
Based on the outstanding principal amount of AT Plastics' revolving credit facility at June 30, 2003, each 0.1% change in interest rates will effect interest expense by approximately $36,000.
(f) reflects the elimination of the foreign exchange gain realized by AT Plastics on debt to be repaid	$730	$3,718	$12,577	$9,589
(g) reflects the elimination of debt restructuring costs incurred by AT Plastics on debt to be repaid	$(6,430)	$(6,430)	$—	$—
(h) reflects the elimination of future income tax recovery (expense) of AT Plastics that would not have been recognized as a result of the application of purchase accounting for the Acquisition	$(2,874)	$2,678	$(7,926)	$(7,730)
(i) For purposes of the calculation of pro forma net earnings (loss) per share, the weighted average number of shares outstanding of the Company during each of the periods presented has been increased by the number of common shares to be issued to the holders of the common shares and restricted stock units of AT Plastics as if such shares had been issued at the beginning of the periods presented.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.    Indemnification of Directors and Officers

Acetex is incorporated under the Business Corporation Act (Alberta) and pursuant to that statute a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and the director's or officer's heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding to which the director or officer is made a party by reason of being or having been a director or officer of that corporation or body corporate, if

(a)    the director or officer acted honestly and in good faith with a view to the best interests of the corporation, and

(b)    in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director's or officer's conduct was lawful.

Acetex's bylaws provide that it shall indemnify its officers and directors, or former officers and directors to the extent permitted by the Business Corporations Act (Alberta).

A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in the indemnity provisions under the Articles and the Business Corporations Act (Alberta).

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Reference is made to Item 10 for the undertakings of the Registrant with respect to indemnification for liabilities arising under the Securities Act of 1933, as amended.

Item 9.    Exhibits

The following exhibits are attached hereto:

Exhibit Number	Title
4.1	Specimen Common Share Certificate
4.2	Registration Rights Agreement, dated June 22, 2003, between Acetex Corporation and Perry Partners LLP and Perry Partners International, Inc.
5.1	Opinion of Burnet Duckworth & Palmer LLP as to the legality of the common shares being registered hereby
23.1	Consent of Acetex's auditor - KPMG LLP
23.2	Consent of AT Plastics' auditor - KPMG LLP
23.3	Consent of Burnet Duckworth & Palmer LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on page II-5 of this Registration Statement)

II-1

Item 10.    Undertakings

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial Statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on July 17, 2003.

ACETEX CORPORATION

By: "Brooke N. Wade" Brooke N. Wade Chairman and Chief Executive Officer

II-4

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each officer or director of Acetex Corporation whose signature appears below constitutes and appoints Brooke N. Wade and Donald K. Miller, and each of them, with full power to act without the other, his true and lawful attorneys-in-fact and agents, with full and several power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated on July 17, 2003.

Signature	Title
"Brooke N. Wade"	Chairman and Chief Executive Officer and Director
Brooke N. Wade	(Principal Executive Officer)
"Donald K. Miller"	Chief Financial Officer (Principal Financial Officer and
Donald K. Miller	Principal Accounting Officer)
"Kenneth E. Vidalin"	Director
Kenneth E. Vidalin
"John B. Zaozirny"	Director
John B. Zaozirny
"John L. Garcia"	Director
John L. Garcia
"Pierre Dutheil"	Director
Pierre Dutheil

II-5

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of Acetex Corporation and has duly caused this Registration Statement to be signed on behalf of it by the undersigned, thereunto duly authorized, in the City of New York, New York on July 17, 2003.

AT Plastics Corporation (Authorized Representative)

By: "Gary Connaughty" Gary Connaughty

II-6

EXHIBIT INDEX

Exhibit Number	Description	Page No.
4.1	Specimen Share Certificate	II-90
4.2	Registration Rights Agreement, dated June 22, 2003, between Acetex Corporation and Perry Partners LLP and Perry Partners International, Inc.	II-12
5.1	Opinion of Burnet Duckworth & Palmer LLP as to the legality of the common shares being registered hereby	II-25
23.1	Consent of Acetex's auditor – KPMG LLP	II-26
23.2	Consent of AT Plastics' auditor – KPMG LLP	II-27
23.3	Consent of Burnet Duckworth & Palmer LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on page II-5 of this Registration Statement)